 Filed pursuant to Rule 424(b)(3)

Registration No. 333-198502

PROSPECTUS SUPPLEMENT NO. 4

(To the Prospectus Dated June 3, 2015)

 5,768,470 Shares of Common Stock

Sysorex Global Holdings Corp.

This Prospectus Supplement No. 4 (the “Prospectus Supplement”) supplements our Prospectus dated June 3, 2015, as supplemented by Prospectus Supplement No. 1 dated August 10, 2015, Prospectus Supplement No. 2 dated October 2, 2015, and Prospectus Supplement No. 3 dated October 19, 2015 (collectively, the “Prospectus”), relating to the offer and sale of up to 5,768,470 shares of common stock, par value $0.001, of Sysorex Global Holdings Corp., a Nevada corporation (the “Company,” “Sysorex,” “us,” “our,” or “we”), by the selling stockholders identified on page 27 of the Prospectus. We are not selling any securities under this Prospectus Supplement and the Prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in the Prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this Prospectus Supplement and the Prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

We are an “emerging growth company” under the Federal Securities laws and are subject to reduced public company reporting requirements as set forth on page 5 of the Prospectus. Our common stock is currently quoted on The Nasdaq Capital Market under the symbol “SYRX.” On November 17, 2015, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.68.

Recent Developments

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 13, 2015 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

In reviewing this Prospectus Supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 4 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

This Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Prospectus Supplement is November 18, 2015.

ADDITIONAL INFORMATION

You should rely only on the information contained or incorporated by reference in the Prospectus, this Prospectus Supplement, and in any other accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in the Prospectus, this Prospectus Supplement or any other prospectus supplement is accurate as of any date other than the date on the front of such documents.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 001-36404

SYSOREX GLOBAL HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Nevada	88-0434915
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195

Palo Alto, CA 94303

(Address of principal executive offices)(Zip Code)

(408) 702-2167

(Registrant’s telephone number, including area code)

No change
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 25,281,648 shares of common stock, par value $0.001 per share, outstanding as of November 12, 2015.

SYSOREX GLOBAL HOLDINGS CORP.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the condensed consolidated financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim periods presented.

The results for the period ended September 30, 2015 are not necessarily indicative of the results of operations for the full year. These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included in our audited financial statements for the fiscal years ended December 31, 2014 and 2013 included in the Form 10-K filed with the Securities and Exchange Commission on March 27, 2015.

The information presented in this Form 10-Q reflects our one-for-two reverse stock split, which became effective on April 8, 2014, except as otherwise indicated.

1

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of shares and par value data)

Assets	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$5,363	$3,228
Accounts receivable, net	9,073	8,225
Note receivable, related party	--	90
Notes and other receivables	1,511	1,294
Inventory	569	610
Prepaid licenses and maintenance contracts	7,515	7,151
Other current assets	1,729	1,463

Total Current Assets	25,760	22,061

Prepaid licenses and maintenance contracts, non-current	6,091	6,200
Property and equipment, net	1,436	1,308
Software development costs, net	800	278
Intangible assets, net	18,217	17,676
Goodwill	13,166	13,166
Other assets	1,283	1,371

Total Assets	$66,753	$62,060

The accompanying notes are an integral part of these financial statements.

2

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except number of shares and par value data)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$8,219	$7,468
Accrued liabilities	3,443	3,299
Deferred revenue	9,177	8,689
Short-term debt	6,279	5,418
Acquisition liability - LightMiner	3,528	--

Total Current Liabilities	30,646	24,874

Long Term Liabilities
Deferred revenue, non-current	7,032	7,181
Long-term debt	1,493	100
Other liabilities	597	684

Total Liabilities	39,768	32,839

Commitments and Contingencies

Stockholders' Equity

Preferred stock - $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	--	--
Common stock - $0.001 par value; 50,000,000 shares authorized; 25,118,648 and 19,707,262 issued and outstanding	25	20
Additional paid-in capital	57,673	52,122
Due from Sysorex Consulting Inc.	(666)	(666)
Accumulated other comprehensive income	(40)	(18)
Accumulated deficit (excluding $2,442 reclassified to additional paid in capital in quasi-reorganization)	(28,404)	(20,641)

Stockholders' Equity Attributable to Sysorex Global Holdings Corp.	28,588	30,817

Non- controlling Interest	(1,603)	(1,596)

Total Stockholders' Equity	26,985	29,221

Total Liabilities and Stockholders' Equity	$66,753	$62,060

The accompanying notes are an integral part of these financial statements.

3

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Revenues
Products	$10,706	$10,957	$34,637	$38,208
Services	4,168	3,326	12,057	9,540
Total Revenues	14,874	14,283	46,694	47,748

Cost of Revenues
Products	8,601	8,620	27,601	29,374
Services	1,885	1,388	4,962	4,068
Total Cost of Revenues	10,486	10,008	32,563	33,442

Gross Profit	4,388	4,275	14,131	14,306

Operating Expenses
Research and development	207	206	620	370
Sales and marketing	2,693	2,568	8,231	7,388
General and administrative	3,542	3,519	9,768	8,858
Acquisition related costs	13	--	200	1,195
Amortization of intangibles	1,056	443	2,938	2,020

Total Operating Expenses	7,511	6,736	21,757	19,831

Loss from Operations	(3,123)	(2,461)	(7,626)	(5,525)

Other Income (Expense)
Interest expense	(120)	(95)	(340)	(307)
Other income	2	7	39	33
Change in fair value of shares to be issued	69	--	157	--

Total Other Income (Expense)	(49)	(88)	(144)	(274)

Loss before Provision for Income Taxes	(3,172)	(2,549)	(7,770)	(5,799)
Provision for Income Taxes	--	--	--	(35)

Net Loss	(3,172)	(2,549)	(7,770)	(5,834)

Net Loss Attributable to Non-controlling Interest	(4)	(6)	(7)	(104)

Net Loss Attributable to Stockholders of Sysorex Global Holdings Corp.	$(3,168)	$(2,543)	$(7,763)	$(5,730)

Net Loss Per Share - Basic and Diluted	$(0.16)	$(0.13)	$(0.39)	$(0.33)

Weighted Average Shares Outstanding
Basic and Diluted	19,833,000	19,624,332	19,802,035	17,592,883

The accompanying notes are an integral part of these financial statements.

4

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Net Loss	$(3,172)	$(2,549)	$(7,770)	$(5,834)

Unrealized foreign exchange loss from cumulative translation adjustments	(17)	(6)	(22)	(11)
Unrealized holding gains in marketable securities including reclassification adjustment of realized gains included in net income	--	--	--	(3)

Comprehensive Loss	$(3,189)	$(2,555)	$(7,792)	$(5,848)

The accompanying notes are an integral part of these financial statements.

5

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(Unaudited)

(In thousands, except per share data)

			Additional	Due from	Accumulated Other		Non-	Total
	Common Stock		Paid-In	Sysorex	Comprehensive	Accumulated	Controlling	Stockholders'
	Shares	Amount	Capital	Consulting, Inc.	Income (Loss)	Deficit	Interest	Equity

Balance - December 31, 2014	19,707,262	$20	$52,122	$(666)	$(18)	$(20,641)	$(1,596)	$29,221

Common shares issued for services	167,525	--	280	--	--	--	--	280
Stock options granted to employees for services	--	--	605	--	--	--	--	605
Returned shares from AirPatrol holdback	(7,500)	--	(13)	--	--	--	--	(13)
Common shares issued for options exercised	1,361	--	--	--	--	--	--	--
Common shares issued for net cash proceeds from a public offering	5,250,000	5	4,679	--	--	--	--	4,684
Cumulative translation adjustment	--	--	--	--	(22)	--	--	(22)
Net loss	--	--	--	--	--	(7,763)	(7)	(7,770)

Balance - September 30, 2015	25,118,648	$25	$57,673	$(666)	$(40)	$(28,404)	$(1,603)	$26,985

The accompanying notes are an integral part of these financial statements.

6

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended
	September 30,
	2015	2014
	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(7,770)	$(5,834)

Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446	196
Amortization of intangible assets	2,938	2,020
Stock based compensation	885	1,279
Amortization of deferred financing costs	23	--
Change in fair value of shares to be issued	(157)	--
Compensation expense, note receivable related party	90	--
Provision for doubtful accounts	32	--
Other	(13)	(3)

Changes in operating assets and liabilities:
Accounts receivable and other receivables	(1,098)	253
Inventory	41	(103)
Other current assets	(266)	--
Prepaid licenses and maintenance contracts	(255)	(1,916)
Other assets	67	(707)
Accounts payable	751	(2,691)
Accrued liabilities	143	(1,312)
Deferred revenue	339	2,426
Other liabilities	(88)	--
Total Adjustments	3,878	(558)

Net Cash Used in Operating Activities	(3,892)	(6,392)

Cash Flows Used in Investing Activities
Purchase of property and equipment	(254)	(311)
Proceeds from the sale of marketable securities	--	125
Investment in capitalized software	(618)	(210)
Cash paid for LightMiner	(19)	--
Loans and advances to other parties	--	(1,040)
Repayment of loans and advances to other parties	--	1,000
Acquisitions, net of cash acquired	--	(9,395)
Change in restricted cash	--	70
Net Cash Flows Used in Investing Activities	(891)	(9,761)

Cash Flows from Financing Activities
Advances from the line of credit	923	--
Repayment of term loan	(597)	--
Advances from term loan	2,000	--
Net proceeds from issuance of common stock	4,684	18,695
Net proceeds from employee stock options exercises	--	13
Repayment of notes payable	(71)	--
Advance to related party	1	--
Repayment of borrowings	--	(1,919)

Net Cash Provided by Financing Activities	6,940	16,789

Effect of Foreign Exchange Rate on Changes on Cash	(22)	(11)

Net Increase in Cash and Cash Equivalents	2,135	625

Cash and Cash Equivalents - Beginning of period	3,228	2,104

Cash and Cash Equivalents - End of period	$5,363	$2,729

Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$317	$239
Income taxes	$--	$35

Supplemental disclosures for non-cash operating, investing and financing activities:
Acquisition of AirPatrol:
Assumption of assets other than cash in acquisitions	$--	$682
Assumption of liabilities in acquisitions	$--	$1,811
Issuance of common stock in acquisitions	$--	$10,178
Acquisition of LightMiner:
Assumption of assets other than cash (property & equipment)	$225	$--
Assumption of assets - developed technology and export license	$3,461	$--

The accompanying notes are an integral part of these financial statements.

7

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 1 - Organization and Nature of Business

Overview

Sysorex Global Holdings Corp. (“SGHC”), through its wholly-owned subsidiaries, AirPatrol Corporation and AirPatrol Research Corporation (“AirPatrol”), Lilien Systems (“Lilien”), Shoom, Inc. (“Shoom”), Sysorex Government Services, Inc. (“SGS”), Sysorex Federal, Inc. (“Sysorex Federal”) and the majority-owned subsidiary, Sysorex Arabia LLC (“SA”) (collectively the “Company” or “Sysorex”), provides big data analytics and location based products and related services for the cyber-security and Internet of Things markets. Sysorex also provides supporting products and services including enterprise computing and storage, virtualization, business continuity, data migration, custom application development, networking and information technology business consulting services. The Company is headquartered in California, and has subsidiary offices in Virginia, Maryland, Oregon, Hawaii, State of Washington, California, Vancouver, Canada and Riyadh, Saudi Arabia.

Liquidity

As of September 30, 2015, the Company has a working capital deficiency of approximately $4.9 million. For the nine months ended September 30, 2015, the Company incurred a net loss of approximately $7.8 million and utilized cash in operations of approximately $3.9 million.

On May 4, 2015 but effective as of April 29, 2015, the Company amended its bank line of credit to increase the credit limit to $10 million and provide for a second term loan of up to $2 million of which $167,000 was used to pay off the balance of the initial term loan. Additionally, Sysorex was awarded two large IDIQ (indefinite delivery/indefinite quantity) government vehicles as a prime contractor in April 2015. While the Company believes that it will be successful in securing task orders under the contracts and will generate revenue, there are no assurances that any task orders under the contracts will ultimately be awarded to the Company.  The Company also sold 5,250,000 shares of its common stock at a price of $1.00 per share on September 25, 2015. After deducting underwriting discounts and commissions and offering expenses, the net proceeds from the offering were approximately $4.7 million.

The Company’s capital resources as of September 30, 2015, increased bank facility, net proceeds from the September 25, 2015 offering, higher margin business line expansion and recent contract awards are expected to be sufficient to fund planned operations during the next twelve months. The Company also has an effective registration statement on Form S-3 which will allow it to raise additional capital from the sale of its securities, subject to certain limitations for registrants with a market capitalization of less than $75 million.  The information in these condensed consolidated financial statements concerning the Company’s Form S-3 registration statement does not constitute an offer of any securities for sale. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months, the Company may need to curtail certain aspects of its expansion activities or consider other means of obtaining additional financing, although there is no guarantee that any such additional financing would be available to the Company.

Note 2 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of the Company’s operations for the three and nine month periods ended September 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.  These interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and footnotes for the years ended December 31, 2014 and 2013 included in the Form 10-K filed with the Securities and Exchange Commission on March 27, 2015.

8

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies

Significant Accounting Policies

The Company's complete accounting policies are described in Note 2 to the Company's audited financial statements and footnotes for the years ended December 31, 2014 and 2013.

Principles of Consolidation

The condensed consolidated financial statements have been prepared using the accounting records of the Company and its wholly-owned subsidiaries, Sysorex Federal, SGS, Lilien, Shoom, AirPatrol (as of April 16, 2014) and its majority-owned subsidiary, SA.  All material inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods.  Actual results could differ from those estimates. The Company’s significant estimates consist of:

●	The valuation of stock-based compensation;

●	The allowance for doubtful accounts;

●	The valuation of the assets acquired from the AirPatrol and LightMiner Systems Inc. acquisitions;

●	The valuation allowance for the deferred tax asset; and

●	Impairment of long-lived assets and goodwill.

Inventory

Inventory is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories.  Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves.  If the Company does not meet its sales expectations, these reserves are increased.  Products that are determined to be obsolete are written down to net realizable value.  As of September 30, 2015 and 2014, the Company deemed any such allowance nominal.

Revenue Recognition

The Company provides IT solutions and services to customers with revenues currently derived primarily from the sale of third-party hardware and software products, software, assurance, licenses and other consulting services, including maintenance services and recognizes revenue once the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) shipment (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds (the “Revenue Recognition Criteria”). In addition, the Company also records revenues in accordance with Accounting Standards Codification (“ASC”) Topic 605-45 “Principal Agent Consideration” (“ASC 605-45”). The Company evaluates the sales of products and services on a case by case basis to determine whether the transaction should be recorded gross or net, including, but not limited to, assessing whether or not the Company: 1) is the primary obligor in the transaction; 2) has inventory risk with respect to the products and/or services sold; 3) has latitude in pricing; and 4) changes the product or performs part of the services sold. The Company evaluates whether revenues received from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services, should be recognized on a gross or net basis on a transaction by transaction basis. As of September 30, 2015, the Company has determined that all revenues received should be recognized on a gross basis in accordance with applicable standards.

9

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Cooperative reimbursements from vendors, which are earned and available, are recorded during the period the related transaction has occurred. Cooperative reimbursements are recorded as a reduction of cost of sales in accordance with ASC Topic 605-50 “Accounting by a Customer (including reseller) for Certain Consideration Received from a Vendor.” Provisions for returns are estimated based on historical collections and credit memo analysis for the period.  The Company receives Marketing Development Funds (MDF) from vendors based on quarterly or annual sales performance to promote the marketing of vendor products and services. The Company must file claims with vendors for these cooperative reimbursements by providing invoices and receipts for marketing expenses. Reimbursements are recorded as a reduction of marketing expenses and other applicable selling general and administrative expenses ratably over the period in which the expenses are expected to occur.

The Company also enters into sales transactions whereby customer orders contain multiple deliverables, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: the Company’s design, configuration, installation, integration, warranty/maintenance and consulting services; and third-party computer hardware, software and warranty maintenance services. In situations where the Company bundles all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  For the three months ended September 30, 2015 and 2014 revenues recognized as a result of customer contracts requiring the delivery of multiple elements was $7.4 million and $8.0 million, respectively.  For the nine months ended September 30, 2015 and 2014 revenues recognized as a result of customer contracts requiring the delivery of multiple elements was $24.3 million and $32.6 million, respectively.

Hardware, Software and Licensing Revenue Recognition

Generally, the Revenue Recognition Criteria are met with respect to the sales of hardware and software products when they are shipped to the customer. The delivery of products to our customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. As a result, the Company recognizes the sale of the product and the cost of such upon receiving notification from the supplier that the product has shipped. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.  Vendor product price discounts are recorded when earned as a reduction to cost of sales.

Maintenance and Professional Services Revenue Recognition

With respect to sales of our maintenance, consulting and other service agreements including our digital advertising and electronic services, the Revenue Recognition Criteria is met once the service has been provided. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. The fixed rate includes direct labor, indirect expenses, and profits. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. Anticipated losses are recognized as soon as they become known. For the three and nine months ended September 30, 2015 and 2014, the Company did not incur any such losses. These amounts are based on known and estimated factors. Revenues from time and material or firm fixed price long-term and short-term contracts are derived principally with various United States Government agencies and commercial customers.

The Company recognizes revenue for sales of all services billed as a fixed fee ratably over the term of the arrangement as such services are provided. Billings for such services that are made in advance of the related revenue recognized are recorded as deferred revenue and recognized as revenue ratably over the billing coverage period.  Amounts received as prepayments for services to be rendered are recognized as deferred revenue.  Revenue from such prepayments is recognized when the services are provided.

The Company’s storage and computing segment maintenance services agreements permit customers to obtain technical support from the Company and/or the manufacturer and to update, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Since the Company assumes certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retains general inventory risk upon customer return or rejection and is most familiar with the customer and its required specifications, it generally serves as the initial contact with the customer with respect to any storage and computing segment maintenance services required and therefore will perform all or part of the required service.

10

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Typically, the Company sells maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance and records the amounts received as deferred revenue with respect to any portion of the fee for which services have not yet been provided. The Company recognizes the related revenue ratably over the term of the maintenance agreement as services are provided. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

Customers that have purchased maintenance/warranty services have a right to cancel and receive a refund of the amounts paid for unused services at any time during the service period upon advance written notice to the Company. Cancellation and refund privileges with respect to maintenance/warranty services lapse as to any period during the term of the agreement for which such services have already been provided. Customers do not have the right to a refund of paid fees for maintenance/warranty services that the Company has earned and recognized as revenue. Invoices issued for maintenance/warranty services not yet rendered are recorded as deferred revenue and then recognized as revenue ratably over the service period. As a result (1) the warranty and maintenance service fees payable by each customer are separately accounted for in each customer purchase order as a separate line item, and (2) upon the Company’s receipt and acceptance of a request for refund of maintenance/warranty services not yet provided, the Company’s obligation to perform any additional maintenance/warranty services will end. Sales are recorded net of discounts and returns.

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant.  The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company incurred stock-based compensation charges, net of estimated forfeitures of $391,000 and $435,000 for the three months ended September 30, 2015 and 2014 and $885,000 and $1,279,000 for the nine month period ended September 30, 2015 and 2014, respectively.  The following table summarizes the nature of such charges for the years then ended (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Compensation and related benefits	$293	$294	$605	$711
Professional and legal fees	98	141	280	228
Acquisition transaction costs	--	--	--	340
Totals	$391	$435	$885	$1,279

11

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the nine months ended September 30, 2015 and 2014:

	For the Nine Months Ended September 30,
	2015	2014
Options	4,345,596	2,481,158
Warrants	511,262	511,262
Shares accrued but not issued	35,715	35,715

Totals	4,892,573	3,028,135

Reclassification

Certain accounts in the prior year’s financial statements have been reclassified for comparative purposes to conform to the presentation in the current year’s financial statements. These reclassifications have no effect on previously reported earnings.

Recent Accounting Pronouncements

The FASB and the SEC have issued certain other accounting standards updates and regulations that will become effective in subsequent periods; however, management of the Company does not believe that any of those updates would have significantly affected the Company’s financial accounting measures or disclosures had they been in effect during 2015 or 2014, and does not believe that any of those pronouncements will have a significant impact on the Company’s consolidated financial statements at the time they become effective.

Reverse Stock Split

The board of directors was authorized by the Company's stockholders to effect a 1-for-2 reverse stock split of its common stock which was effective April 8, 2014. The financial statements and accompanying notes give effect to the 1-for-2 reverse stock split as if it occurred as of the beginning of the first period presented.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the condensed consolidated financial statements to determine if any of those events and/or transactions requires adjustment to or disclosure in the condensed consolidated financial statements.

12

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 4 - Acquisition of AirPatrol Corporation

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “AirPatrol Agreement”) to acquire 100% of the capital stock of AirPatrol, a provider of mobile cyber-security and location-based services solutions, for a purchase price equal to (a) $10.0 million in cash, subject to certain adjustments, allocated to and among certain creditors, payees and holders of AirPatrol’s issued and outstanding capital stock and (b) 2 million shares (after giving effect to a reverse stock split) of the Company common stock, of which it was agreed that 800,000 shares would be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the former AirPatrol stockholders to the Company (the “AirPatrol Merger Consideration”). The AirPatrol Merger Consideration also included an earn-out, half of the value of which was to be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Merger Agreement) payable to the former stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3.5 million, the Company agreed to pay to the former AirPatrol stockholders an earn-out payment equal to two times AirPatrol Net Income, provided that the total earn-out payment could not exceed $10.0 million.

The merger was consummated on April 18, 2014 with an effective date of acquisition of April 16, 2014, and as a result the Company became the holder of 100% of the outstanding capital stock of AirPatrol.  At the closing, the Company (i) paid or initiated actions to pay a total of $8.5 million to various former stockholders, former note holders, former directors, professional service firms and continuing officers, (ii) issued a total of 1,042,809 shares of its common stock to former stockholders, directors, and continuing officers of AirPatrol, and to the investment banking firm of AGC Partners, LLC, and (iii) issued 800,000 shares of its common stock into a holdback escrow.  A working capital adjustment applied at closing reduced cash consideration by approximately $486,000 and reduced stock merger consideration by 157,192 shares.

The total recorded purchase price for the transaction was $19.7 million which consisted of $9.5 million cash paid and $10.2 million for the value of stock. The Company evaluated the fair value of the contingent earn out liability and deemed it more likely than not that nothing would be owed. The Company is in current negotiations with the shareholder representative of AirPatrol regarding the 800,000 shares in the holdback escrow. 478,099 of the holdback shares have been authorized to be released to the AirPatrol security holders, 7,500 shares have been released to the Company for cancellation and the distribution of the remaining 314,401 shares is still under discussion.

The following unaudited proforma financial information presents the consolidated results of operations of the Company and AirPatrol for the nine months ended September 30, 2014, as if the acquisition had occurred on January 1, 2014 instead of on April 16, 2014. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

(in thousands except share amounts)	For the Nine Months Ended September 30,
2014
Revenues	$48,023
Net Loss Attributable to Common Shareholder	$(6,737)
Weighted Average Number of Common Shares Outstanding, basic and diluted	19,447,988
Loss per common share – Basic and Diluted	$(0.35)

13

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 5 - LightMiner Systems, Inc. Asset Acquisition

On April 24, 2015, in accordance with the terms and conditions of an Asset Purchase Agreement (the “APA”), the Company completed the acquisition of substantially all of the assets of LightMiner Systems, Inc. (“LightMiner”), which is in the business of developing and commercializing in-memory SQL databases for manipulation (the “Acquisition”). At closing, the Company paid $19,000 in cash to the owner (the “Owner”) of approximately 19% of LightMiner’s outstanding securities prior to closing and agreed to issue to LightMiner or its designees upon the one year anniversary of the closing (the “First Anniversary”), shares of the Company’s common stock in an amount equal to the quotient of (A) $3,200,000 (the “Purchase Price”) divided by (B) the Sysorex Weighted Average Price (as defined below) as of the fifth trading day prior to the First Anniversary (the “Seller Stock Consideration”), less a hold back of Seller Stock Consideration having an aggregate value of $567,150, as determined by the Sysorex Weighted Average Price, for the purpose of satisfying indemnification obligations of LightMiner. The Sysorex Weighted Average Price means the volume-weighted daily average of the price of the Company’s Common Stock for the twenty (20) trading days immediately prior to the date of determination; however, the price may not be less than $2.00 per share.

The Company also agreed to issue to the Owner an aggregate of 127,000 restricted shares of Common Stock (the “Owner Stock Consideration”) with a fair value of $286,000 at the date of closing on the First Anniversary and issue to the Owner an option to purchase up to 100,000 shares of Company’s Common Stock in accordance with the terms and conditions of the Company’s 2011 Employee Stock Incentive Plan, as amended, pursuant to an at-will employment offer letter. In addition, the Company agreed to issue such number of additional shares of the Company’s common stock equal to $200,000 divided by the Sysorex Weighted Average Price to another pre-acquisition principal of LightMiner.

The total recorded purchase price for the transaction was $3,705,000 which consisted of the cash paid of $19,000 and $3,686,000 representing the value of the stock to be issued upon the one year anniversary of the closing.

Assets Acquired (in thousands):

Fixed Assets	$225
Export License	14
Developed Technology	3,466

Total Purchase Price	$3,705

The final valuation of the assets and purchase price allocation of LightMiner has not been completed as of this reporting period. Consequently, the purchase price was preliminarily allocated based upon the asset amounts in LightMiner’s accounting records with the excess classified to intangible assets. These amounts are subject to revision upon the completion of formal studies which will occur during the fourth quarter of 2015.

Operations of LightMiner during the three and nine months ended September 30, 2015 and 2014 were nominal. Therefore the impact on the unaudited proforma financial information for the consolidated results of operations of the Company and LightMiner for those periods had the acquisition occurred on January 1, 2014 instead of on April 24, 2015 would have been immaterial and therefore have not been presented.

Note 6 - IronSky Investment

In October 2013, the Company loaned $130,000 to IronSky Corporation, a company in the field of cyber security solutions, to support its operations in accordance with the terms of a Secured Promissory Note (“IronSky Note”). During 2014, the Company also had $190,000 of accounts receivable from IronSky. As of December 31, 2014, the Company determined that it would accept the collateral securing the IronSky Note in lieu of a cash payment of the IronSky Note and the accounts receivable owed and has deemed the amounts owed as an investment in the business of IronSky. On January 22, 2015, IronSky and the Company entered into an Agreement and Consent to Surrender of Collateral whereby IronSky irrevocably assigned and transferred all rights, title, ownership and interests in and to the collateral in full satisfaction of the Secured Indebtedness. Preliminary information is not yet available and the Company plans to operate the business within its Sysorex Mobile, IoT & Big Data Products Segment. However, such operations since January 22, 2015 have been minimal.

14

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 7 - Notes and Other Receivables

Notes and other receivables at September 30, 2015 and December 31, 2014 consisted of the following (in thousands):

	September 30, 2015	December 31, 2014
Notes receivable	$900	$900
Other receivables	611	394
Total Notes and Other Receivables	$1,511	$1,294

Note Receivable

On July 17, 2014, the Company loaned $900,000 to a third party pursuant to the terms of a promissory note. The promissory note’s extended due date is December 31, 2015. The promissory note accrues interest at a rate of 8% per annum.

Other Receivables

Other receivables primarily consist of receivables for cooperative reimbursements from vendors; marketing development funds from vendors; and revenue earned under contracts in advance of billings.

Note Receivable, Related Party

Notes receivable from related parties were $0 and $90,000 on September 30, 2015 and December 31, 2014, respectively. On June 19, 2014, AirPatrol loaned $90,000 to a related party pursuant to the terms of a promissory note. The promissory note was due December 19, 2015 and bore interest at a rate of 0.33% per annum. The note receivable was converted to compensation during the nine months ended September 30, 2015.

Note 8 - Inventory

Inventory at September 30, 2015 and December 31, 2014 consisted of the following (in thousands):

	September 30, 2015	December 31, 2014
Raw materials	$71	$401
Work in process	7	113
Finished goods	491	96
Total Inventory	$569	$610

Note 9 - Due from Related Parties

Non-interest bearing amounts due on demand from a related party are $666,000 as of September 30, 2015 and December 31, 2014 and consist primarily of amounts due from Sysorex Consulting, Inc.  As Sysorex Consulting, Inc. is a direct shareholder of, and an investor in, the Company, the amounts due from Sysorex Consulting, Inc. as of September 30, 2015 and December 31, 2014 are classified as a reduction of stockholders' equity.

15

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 10 - Deferred Revenue

Deferred revenue as of September 30, 2015 and December 31, 2014 consisted of the following:

	September 30, 2015	December 31, 2014
Deferred Revenue, Current
Maintenance agreements	$8,849	$8,321
Services	328	368
Total Deferred Revenue, Current	9,177	8,689

Deferred Revenue, Non-Current
Maintenance agreements	7,032	7,181

Total Deferred Revenue	$16,209	$15,870

The fair value of the deferred revenue approximates the services to be rendered.

Note 11 - Debt

Debt as of September 30, 2015 and December 31, 2014 consisted of the following (in thousands):

	September 30, 2015	December 31, 2014
Short-Term Debt
Advances payable	$722	$722
Notes payable	70	423
Revolving line of credit	4,820	3,898
Term loan	667	375
Total Short-Term Debt	$6,279	$5,418

Long-Term Debt
Notes payable	$382	$100
Term loan, non-current portion	1,111	--
Total Long-Term Debt	$1,493	$100

Advances Payable

During the year ended December 31, 2011, a judgment in the amount of $936,000 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,000 has been repaid leaving a balance of $722,000 of which $515,000 will be paid through a surety bond and the remaining $207,000 has been accrued as advances payable by Sysorex Arabia as of September 30, 2015 and December 31, 2014.

Revolving Line of Credit and Term Loan

On May 4, 2015 (effective as of April 29, 2015), the Company and Bridge Bank entered into Amendment 4 to Bridge Bank’s Business Financing Agreement (“BFA”) dated March 15, 2013 to add the Company, Sysorex Federal, AirPatrol and Shoom as borrowers under the agreement, amend certain financial covenants, increase the credit limit to $10.0 million and provide for a second term loan of $2 million which matures on April 29, 2018 of which $167,000 was used to pay off the balance of the initial term loan. The term loan accrues interest at the greater of 5.25% or Bridge Bank's prime rate plus 2%. The Company will make payments of $56,000 on the term loan on the first day of each month commencing on May 1, 2015 until the loan amount is paid in full. The balance due on the term loan is scheduled to be paid in full during the year ending December 31, 2018.

On October 7, 2015, the Company, and certain of its wholly-owned subsidiaries (collectively, the “Borrowers”), entered into Amendment 5 (the “Amendment”), effective as of September 30, 2015, to the BFA, with Western Alliance Bank, as successor in interest to Bridge Bank, N.A. Pursuant to Amendment 5, the original lender, Bridge Bank, N.A., was replaced by Western Alliance Bank, as successor in interest to Bridge Bank, N.A. and the lender under the Agreement. The Amendment also amended certain financial covenants of the Borrowers required by the Agreement. All other terms remained the same.

16

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 12 – Equity Raise

On September 25, 2015, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with B. Riley & Co., LLC, as representative of the several underwriters named therein (the “Underwriters”), relating to the issuance and sale of 5,250,000 shares of the Company common stock, par value $0.001 per share. The price to the public in this offering was $1.00 per share. Under the terms of the Underwriting Agreement, the Company also granted the Underwriters an option, exercisable for 30 days from the closing date, to purchase up to an additional 787,500 shares at the public offering price. The offering was made pursuant to the Company’s registration statement on Form S-3 (Registration Statement No. 333-204159) filed with the Securities and Exchange Commission and declared effective May 28, 2015 and a related prospectus supplement filed with the Securities and Exchange Commission.

The offering closed September 30, 2015. After deducting underwriting discounts and commissions and offering expenses, the net proceeds from the offering were approximately $4.7 million.  We intend to use the net proceeds from the offering for general corporate purposes, which may include business development activities, capital expenditures, working capital and general and administrative expenses.

Note 13 - Common Stock

During the nine months ended September 30, 2015, the Company issued 167,525 shares of common stock for services which were fully vested upon the date of grant. The Company recorded an expense of $280,000 for the fair value of those shares.

Note 14 - Stock Options

During the three months ended March 31, 2015, the Company granted options for the purchase of 236,500 shares of common stock to employees of the Company. These options vest pro-rata over 48 months and have a life of ten years and an exercise price of $1.56 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $162,000. The fair value of the common stock as of the grant date was determined to be $1.56 per share.

During the three months ended June 30, 2015, the Company granted options for the purchase of 650,500 shares of common stock to employees of the Company. These options vest pro-rata over 48 months and have a life of ten years and an exercise price that ranged from $2.14 to $2.32 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was $654,000. The fair value of the common stock as of the grant date was determined to range from $2.14 to $2.32 per share.

During the three months ended September 30, 2015, the Company granted options for the purchase of 1,357,938 shares of common stock to employees of the Company. These options vest pro-rata over 48 months and have a life of ten years and an exercise price that ranged from $1.58 to $1.75 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was $1,243,000. The fair value of the common stock as of the grant date was determined to range from $1.58 to $1.75 per share.

As of September 30, 2015, the fair value of non-vested options totaled $3,764,000 which will be amortized to expense over the weighted average remaining term of 1.76 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.  Key weighted-average assumptions used to apply this pricing model during the three months ended September 30, 2015 and 2014 were as follows:

	September 30, 2015	September 30, 2014
Risk-free interest rate	1.93 – 2.02%	2.62 - 2.82%
Expected life of option grants	7 years	7 years
Expected volatility of underlying stock	51.4%	39.0%
Dividends Assumption	$ --	$ --

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  The Company attributes the value of stock-based compensation to operations on the straight-line single option method.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

17

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 15 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary. Cash in foreign financial institutions as of September 30, 2015 and December 31, 2014 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the nine months ended September 30, 2015 and 2014 (in thousands):

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
	$	%	$	%
Customer A	12,047	26%	--	--
Customer B	5,641	12%	5,810	12%

The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the three months ended September 30, 2015 and 2014 (in thousands):

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
	$	%	$	%
Customer A	3,037	20%	1,759	12%
Customer B	1,510	10%	5,196	36%

As of September 30, 2015, Customer A represented approximately 11%, and Customer B represented approximately 8% of total accounts receivable. As of September 30, 2014, Customer A represented approximately 9%, and Customer B represented approximately 8% of total accounts receivable.

As of September 30, 2015, one vendor represented approximately 54% of total gross accounts payable. Purchases from this vendor during the three months ended September 30, 2015 were $5 million. Purchases from this vendor during the nine months ended September 30, 2015 were $17.7 million.  As of September 30, 2014, one vendor represented approximately 43% of total gross accounts payable. Purchases from this vendor during the three months ended September 30, 2014 were $4.7 million. Purchases from this vendor during the nine months ended September 30, 2014 were $18.9 million.

For the three months ended September 30, 2015, one vendor represented approximately 61% of total purchases. For the nine months ended September 30, 2015, two vendors represented approximately 62% and 11% of total purchases. For the three months ended September 30, 2014, two vendors represented approximately 42% and 25% of total purchases. For the nine months ended September 30, 2014, three vendors represented approximately 51%, 17% and 12% of total purchases.

18

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 16 - Segment Reporting and Foreign Operations

The Company operates in the following business segments:

●	Mobile, IoT & Big Data Products: These products currently include our AirPatrol product line (location-based security and marketing platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets and other mobile devices based on their location and user); on-premise big data appliance product (Light Miner Studio “LMS”) and will include future Sysorex owned products.

●	Storage and Computing: This segment includes third party hardware, software and related maintenance/warranty products and services that Sysorex resells. It includes but is not limited to products for enterprise computing; storage; virtualization; networking; etc.

●	SaaS Revenues: These are Software-as-a-Services (SaaS) or internet based hosted services including the Shoom product line and cloud based big data analytics services (based on our LMS product) and other data science services; analytics services for AirPatrol products and other managed services on a SaaS basis.

●	Professional Services: These are general IT services including but not limited to: custom application/software design; architecture and development; project management; C4I system consulting; strategic outsourcing; staff augmentation; data center design and operations services; data migration services and other non-SaaS services.

19

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 16 - Segment Reporting and Foreign Operations (continued)

The following tables present key financial information of the Company's reportable segments before unallocated corporate expenses (in thousands):

	Mobile, IoT & Big Data Products	Storage and Computing	SaaS Revenues	Professional Services	Consolidated

Three Months Ended September 30, 2015:

Net revenues	$487	$10,321	$871	$3,195	$14,874
Cost of net revenues	$(183)	$(8,432)	$(192)	$(1,679)	$(10,486)
Gross profit	$304	$1,889	$679	$1,516	$4,388
Gross margin %	62%	18%	78%	47%	30%
Depreciation and amortization	$47	$36	$64	$1	$148
Amortization of intangibles	$728	$192	$136	$--	$1,056

Three Months Ended September 30, 2014:

Net revenues	$480	$10,532	$988	$2,283	$14,283
Cost of net revenues	$(128)	$(8,519)	$(195)	$(1,166)	$(10,008)
Gross profit	$352	$2,013	$793	$1,117	$4,275
Gross margin %	73%	19%	80%	49%	30%
Depreciation and amortization	$32	$30	$7	$1	$70
Amortization of intangibles	$114	$193	$136	$--	$443

Nine Months Ended September 30, 2015:

Net revenues	$862	$33,970	$2,831	$9,031	$46,694
Cost of net revenues	$(377)	$(27,261)	$(620)	$(4,305)	$(32,563)
Gross profit	$485	$6,709	$2,211	$4,726	$14,131
Gross margin %	56%	20%	78%	52%	30%
Depreciation and amortization	$102	$98	$70	$2	$272
Amortization of intangibles	$1,954	$576	$408	$--	$2,938

Nine Months Ended September 30, 2014:

Net revenues	$1,586	$36,737	$2,968	$6,457	$47,748
Cost of net revenues	$(252)	$(29,250)	$(596)	$(3,344)	$(33,442)
Gross profit	$1,334	$7,487	$2,372	$3,113	$14,306
Gross margin %	84%	20%	80%	48%	30%
Depreciation and amortization	$63	$96	$25	$12	$196
Amortization of intangibles	$1,035	$577	$408	$--	$2,020

20

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 16 - Segment Reporting and Foreign Operations (continued)

Reconciliation of reportable segments’ combined income from operations to the consolidated loss before income taxes is as follows (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014
Income from operations of reportable segments	$4,388	$4,275	$14,131	$14,306
Unallocated operating expenses	(7,511)	(6,736)	(21,757)	(19,831)
Interest expense	(120)	(95)	(340)	(307)
Other income (expense)	71	7	196	33
Consolidated loss before income taxes	$(3,172)	$(2,549)	$(7,770)	$(5,799)

The Company’s operations are located primarily in the United States, Canada and Saudi Arabia. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United		Saudi
	States	Canada	Arabia	Eliminations	Total
Three Months Ended September 30, 2015:
Revenues by geographic area	$14,862	$12	$--	$--	$14,874
Operating loss by geographic area	$(2,835)	$(280)	$(8)	$--	$(3,123)
Net income (loss) by geographic area	$(2,884)	$(280)	$(8)	$--	$(3,172)

Three Months Ended September 30, 2014:
Revenues by geographic area	$14,280	$3	$--	$--	$14,283
Operating loss by geographic area	$(2,131)	$(320)	$(10)	$--	$(2,461)
Net loss by geographic area	$(2,219)	$(320)	$(10)	$--	$(2,549)

Nine Months Ended September 30, 2015:
Revenues by geographic area	$46,664	$30	$--	$--	$46,694
Operating loss by geographic area	$(6,830)	$(772)	$(24)	$--	$(7,626)
Net loss by geographic area	$(6,984)	$(772)	$(14)	$--	$(7,770)

Nine Months Ended September 30, 2014:
Revenues by geographic area	$47,738	$10	$--	$--	$47,748
Operating loss by geographic area	$(4,767)	$(550)	$(208)	$--	$(5,525)
Net loss by geographic area	$(5,076)	$(550)	$(208)	$--	$(5,834)

As of September 30, 2015:
Identifiable assets by geographic area	$65,640	$341	$772	$--	$66,753
Long lived assets by geographic area	$33,588	$31	$--	$--	$33,619

As of December 31, 2014:
Identifiable assets by geographic area	$61,149	$133	$778	$--	$62,060
Long lived assets by geographic area	$32,398	$30	$--	$--	$32,428

21

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 17 - Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During the year ended December 31, 2011, a judgment in the amount of $936,000 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,000 has been repaid, $515,000 will be paid through a surety bond, and the remaining $207,000 has been accrued as advances payable on the consolidated balance sheet by Sysorex Arabia as of September 30, 2015 and December 31, 2014, respectively.  There was no effect upon the statement of operations in connection with this transaction.

Contingent Consideration

Under the terms of the Lilien Asset Purchase Agreement, the Company is liable for the payment of additional cash consideration to the extent that the recipients of the 3,000,000 shares of the Company's common stock referred to above receive less than $6.0 million from the sale of those shares, less customary commissions, on or before March 20, 2015. This obligation expired on March 31, 2015 with no payment from the Company required.

Under the terms of the AirPatrol Agreement and Plan of Merger (the “AirPatrol Agreement”), the AirPatrol Merger Consideration also includes an earn-out, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Agreement) payable to the former stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3.5 million, the Company shall pay to the former AirPatrol stockholders an earn-out payment equal to two times AirPatrol Net Income, provided that the total earn-out payment shall not exceed $10,000,000. AirPatrol did not meet or exceed the required threshold and nothing is owed for the earn-out.

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SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

Note 18 - Subsequent Events

Common Stock

Subsequent to September 30, 2015 the Company issued 20,000 shares of common stock pursuant to the Company’s equity incentive plan under the terms of director services agreements which were fully vested upon the date of grant. The Company recorded an expense of $20,000 for the value of those shares.

Subsequent to September 30, 2015 the Company issued 143,000 shares of common stock for services which were fully vested upon the date of grant. The Company recorded an expense of $143,000 for the value of those shares.

Options

Subsequent to September 30, 2015 the Company granted options for the purchase of 250,000 shares of common stock to an employee of the Company. These options vest at the rate of 25% at each anniversary of the grant date and have a life of 10 years and an exercise price of $0.99 per share. The Company valued the stock options using the Black-Scholes option valuation model. The fair value of the award was determined to be $131,000.

Subsequent to September 30, 2015 the Company granted options for the purchase of 20,000 shares of common stock to consultants of the Company. These options were 100% vested upon grant, have a life of 10 years and an exercise price of $0.93 per share. The Company valued the stock options using the Black Scholes valuation model. The fair value of the award was determined to be $9,800.

Subsequent to September 30, 2015 the Company granted options for the purchase of 101,500 shares of common stock to employees and consultants of the Company. These options vest pro-rata over 48 months have a life of 10 years and an exercise price of $0.70 to $0.82 per share. The Company valued the stock options using the Black Scholes valuation model. The fair value of the award was determined to be $40,600.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statement Notice

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (the “Form 10-Q”). In addition to historical information, this discussion and analysis here and throughout this Form 10-Q contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements, due to a number of factors, including but not limited to, risks described in the section entitled “Risk Factors.” (Unless otherwise stated or the context otherwise requires, the terms “Sysorex” “we,” “us,” “our” and the “Company” refer collectively to Sysorex Global Holdings Corp. and its wholly-owned subsidiaries.)

Except where indicated, all share and per share data in this section, as well as the consolidated financial statements, reflect the reverse stock split effected on April 8, 2014.

Overview of Our Business

Sysorex provides data analytics and indoor-location based solutions and services to commercial and government customers worldwide. We have developed a new kind of discovery platform that blends data from traditional software and network systems with the growing universe of mobile and Internet-connected things. In doing so, we have created a high velocity, secure and scalable platform that we believe allows customers to evaluate their most complex business issues, helping them to compete successfully in their respective markets. Our analytics products provide turnkey vertical solutions from ETL (extract, transform, load) to BI (business intelligence) to the final visualization of the data. These solutions are available on-premise or in the Cloud.

Our LightMiner product line has two patents pending. LightMiner Studio is an in-memory, real-time, data analysis system designed to perform very large, highly complex and extremely difficult calculations using off-the-shelf hardware and memory. It supports both traditional SQL-based business intelligence and analytics applications as well as a host of integrated statistical, machine learning and artificial intelligence algorithms allowing it to provide supercomputer-like performance at competitive prices. LightMiner is at the core of our analytics platform and can be used for machine-to-machine (M2M) analytics; consumer analytics; predictive analytics; security; and other data analysis projects. LightMiner fully integrates with our AirPatrol product and, in our opinion, the combined offering is a valuable addition to for the Internet of Things (IoT) market.

Sysorex also provides supporting products and services including enterprise computing and storage, virtualization, business continuity, data migration, custom application development, networking and information technology business consulting services. These allow Sysorex to offer turnkey solutions when requested by customers.

Revenues from our storage and computing segment are primarily driven by purchase orders that are received on a monthly basis. During the nine months ended September 30, 2015 approximately 27% of such revenues are based on recurring contracts that range from one to five years for warranty and maintenance support. For these contracts, the customer is invoiced one time and pays Sysorex upfront for the full term of the warranty and maintenance contract. Revenue from these contracts is determinable ratably over the contract period with the unearned revenue recorded as deferred revenue and amortized over the contract period.

Our Software-as-a-service (SaaS) contracts are typically performed for periods of one or more years. Sysorex SaaS products include its Shoom product line for the media and entertainment vertical, cloud based analytics services and other related services.

Our mobile, IoT and data analytics products segment includes our AirPatrol product line and will include sales of our LightMiner product. Sales are expected to grow for AirPatrol products as we expand our offering away from government customers to commercial companies. Sales cycles proved to be longer than we expected in 2015. The long sales cycles result from customer related issues such as budget and procurement processes but also because customers found additional use-cases for the products and requested further evaluations.

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Recent Events

LightMiner Systems, Inc. Asset Acquisition

On April 24, 2015, the Company completed an acquisition of substantially all of the assets of LightMiner Systems, Inc. (“LightMiner”), which is in the business of developing and commercializing in-memory SQL databases for manipulation (the “Acquisition”). At closing, the Company paid $19,000 in cash to Chris Baskett, owner of approximately 19% of LightMiner’s outstanding securities prior to closing (the “Owner”), and agreed to issue to LightMiner or its designees upon the one year anniversary of the closing (the “First Anniversary”), shares of the Company’s common stock in an amount equal to the quotient of (A) $3,200,000 (the “Purchase Price”) divided by (B) the Sysorex Weighted Average Price (as defined below) as of the fifth trading day prior to the First Anniversary (the “Seller Stock Consideration”), less a hold back of Seller Stock Consideration having an aggregate value of $567,150, as determined by the Sysorex Weighted Average Price, for the purpose of satisfying indemnification obligations of LightMiner. The Sysorex Weighted Average Price means the volume-weighted daily average of the price of the Company’s Common Stock for the twenty (20) trading days immediately prior to the date of determination; however, the price may not be less than $2.00 per share.

The Company also agreed to issue to the Owner an aggregate of 127,000 restricted shares of Common Stock (the “Owner Stock Consideration”) on the First Anniversary and issue to the Owner an option to purchase up to 100,000 shares of Company’s Common Stock in accordance with the terms and conditions of the Company’s 2011 Employee Stock Incentive Plan, as amended, pursuant to an at-will employment offer letter. In addition, the Company agreed to issue such number of additional shares of the Company’s common stock equal to $200,000 divided by the Sysorex Weighted Average Price to another pre-Acquisition principal of LightMiner.

Bridge Bank Financing Agreement Amendment

On May 4, 2015, the Company and its subsidiaries, entered into amendment number four (the “Fourth Amendment”) to that certain business financing agreement, dated March 15, 2013, as amended (the “Agreement”), with Bridge Bank, N.A. (the “Lender”) to (i) increase the revolving line of credit from $6,000,000 to $10,000,000 (the “Credit Facility”), (ii) add the Company, and its other subsidiaries, Sysorex Federal, Inc., Shoom, Inc., and AirPatrol Corporation, as Borrowers (as defined in the Agreement) under the Credit Facility; and (iii) extend a new term loan to the Borrowers in the amount of $2,000,000 (the “New Term Advance”) of which $167,000 was used to pay off the initial term loan. The effective date of the Fourth Amendment was April 29, 2015. The maturity dates of the Revolving Advances (as defined in the Agreement) and the New Term Advance have been extended to April 29, 2017 and April 29, 2018, respectively.

The Fourth Amendment also amended certain other reporting requirements and financial covenants required by the Agreement, including but not limited to (i) requiring a minimum unrestricted cash balance with the Lender of no less than $1,000,000, tested at the end of each month and (ii) revising the projected adjusted EBITDA requirements. The Lender holds a security interest in all of the Company’s and its subsidiaries’ assets, other than excluded and future projects.

On October 7, 2015, the Company, and certain of its wholly-owned subsidiaries (collectively, the “Borrowers”), entered into amendment number five (the “Fifth Amendment”), effective as of September 30, 2015, to the Agreement, with Western Alliance Bank, as successor in interest to Bridge Bank, N.A. Pursuant to the Fifth Amendment, the original Lender, Bridge Bank, N.A., was replaced by Western Alliance Bank, as the Lender under the Agreement. The Amendment also amended certain financial covenants of the Borrowers required by the Agreement.

September 2015 Public Offering

On September 25, 2015, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with B. Riley & Co., LLC, as representative of the several underwriters named therein (the “Underwriters”), relating to the issuance and sale of 5,250,000 shares of the Company common stock, par value $0.001 per share. The price to the public in this offering was $1.00 per share. Under the terms of the Underwriting Agreement, the Company also granted the Underwriters an option exercisable for 30 days from the closing date to purchase up to an additional 787,500 shares at the public offering price. The offering was made pursuant to the Company’s registration statement on Form S-3 (Registration Statement No. 333-204159) filed with the Securities and Exchange Commission and declared effective May 28, 2015 and a related prospectus supplement filed with the Securities and Exchange Commission.

The offering closed September 30, 2015. After deducting underwriting discounts and commissions and offering expenses, the net proceeds from the offering were approximately $4.7 million. We intend to use the net proceeds from the offering for general corporate purposes, which may include business development activities, capital expenditures, working capital and general and administrative expenses.

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JOBS Act

Pursuant to Section 107 of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to opt out of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in note 3 of our condensed consolidated financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. There have been no changes to estimates during the periods presented in the filing. Historically changes in management estimates have not been material.

Revenue Recognition

We provide IT solutions and services to customers with revenues currently derived primarily from the sale of third-party hardware and software products, software, assurance, licenses and other consulting services, including maintenance services. The products and services we sell, and the manner in which they are bundled, are technologically complex and the characterization of these products and services require judgment in order to apply revenue recognition policies. For all of these revenue sources, we determine whether we are the principal or agent in accordance with Accounting Standards Codification Topic, 605-45 Principal Agent Considerations.

We allocate the total arrangement consideration to the deliverables based on an estimated selling price of our products and services and report revenues containing multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: third-party computer hardware, third-party software, hardware and software maintenance (a.k.a. support), and third-party services. We determine the estimated selling price using cost plus a reasonable margin for each deliverable, which was based on our established policies and procedures for providing customers with quotes, as well as historical gross margins for our products and services. From time to time our personnel are contracted to perform installation and services for the customer. In situations where we bundle all or a portion of the separate elements, vendor specific objective evidence (VSOE) is determined based on prices when sold separately. Our revenue recognition policies vary based upon these revenue sources and the mischaracterization of these products and services could result in misapplication of revenue recognition polices.

We recognize revenue when the following criteria are met (1) persuasive evidence of an arrangement exists, (2) shipment (software and hardware) or fulfillment (maintenance) has occurred and applicable services have been rendered, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Generally, these criteria are met upon shipment to customers with respect to the sales of hardware and software products. With respect to our maintenance and other service agreements, this criteria is met once the service has been provided. Revenue from the sales of our services on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. We recognize revenue for sales of all services on a fixed fee ratably over the term of the arrangement as such services are provided. The Company evaluates whether the revenues it receives from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services should be recognized on a gross or net basis on a transaction-by-transaction basis. We maintain primary responsibility for the materials and procedures utilized to service our customers, even in connection with the sale of third party-products and maintenance services, as we are responsible for the fulfillment and acceptability of the products and services purchased by our customers. In addition, the nature of the products sold to our customers are such that they need configuration in order to be utilized properly for the purposes intended by the customer and therefore we assume certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retain general inventory risk upon customer return or rejection. Our customers rely on us to develop the appropriate solutions and specifications applicable to their specific systems and then integrate any such required products or services into their systems. As described above, we are responsible for the day-to-day maintenance and warranty services provided in connection with all of our existing customer relationships, whether such services are ultimately provided directly by the Company and its employees or by the applicable third party service provider. As of the date of this filing, after an evaluation of all of our existing customer relationships, we have concluded that we are the primary obligor to all of our existing customers and therefore recognize all revenues on a gross basis.

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Long-lived Assets

We account for our long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC 360”), which requires that long-lived assets be evaluated whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Some of the events or changes in circumstances that would trigger an impairment test include, but are not limited to:

●	significant under-performance relative to expected and/or historical results (negative comparable sales growth or operating cash flows for two consecutive years);

●	significant negative industry or economic trends;

●	knowledge of transactions involving the sale of similar property at amounts below our carrying value; or

●	our expectation to dispose of long-lived assets before the end of their estimated useful lives, even though the assets do not meet the criteria to be classified as “held for sale.”

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge. Based on our evaluation we did not record a charge for impairment for the three and nine months ended September 30, 2015 and 2014.

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the three and nine months ended September 30, 2015 or 2014, which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

Goodwill and Indefinite-lived Assets

We have recorded goodwill and other indefinite-lived assets in connection with our acquisitions of Lilien, Shoom, AirPatrol and LightMiner. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. Our goodwill balance and other assets with indefinite lives are evaluated for potential impairment during the fourth quarter of each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, we utilize both the “income approach”, which is based on estimates of future net cash flows and the “market approach”, which observes transactional evidence involving similar businesses. There was no goodwill impairment for the three and nine months ended September 30, 2015 or 2014.

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Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of our deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of and for the three and nine months ended September 30, 2015, based upon certain economic conditions and historical losses through September 30, 2015. After consideration of these factors, management deemed it appropriate to establish a full valuation allowance.

A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax filings that do not meet these recognition and measurement standards. For the three and nine months ended September 30, 2015 and 2014, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the three and nine months ended September 30, 2015 and 2014.

Allowance for Doubtful Accounts

We maintain our reserves for credit losses at a level believed by management to be adequate to absorb potential losses inherent in the respective balances. We assign an internal credit quality rating to all new customers and update these ratings regularly, but no less than annually. Management’s determination of the adequacy of the reserve for credit losses for our accounts and notes receivable is based on the age of the receivable balance, the customer’s credit quality rating, an evaluation of historical credit losses, current economic conditions, and other relevant factors.

As of September 30, 2015 and December 31, 2014, allowance for credit losses included a general allowance of $586,000 and $535,000, respectively, due to the aging of the items greater than 120 days outstanding and other potential non-collections.

Business Combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our condensed consolidated financial results will be adjusted. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date and are included in our Condensed Consolidated Financial Statements from the acquisition date.

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Stock-Based Compensation

We account for equity instruments issued to non-employees in accordance with accounting guidance, which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date the services are performed.

We account for equity instruments issued to employees in accordance with accounting guidance that requires that awards are recorded at their fair value on the date of grant and are amortized over the vesting period of the award. We recognize compensation costs over the requisite service period of the award, which is generally the vesting term of the equity instrument issued.

The Black-Scholes option valuation model is used to estimate the fair value of the options or the equivalent security granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options or warrants. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted.

The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

	Three Months ended September 30,
	2015	2014
Risk-free interest rate	1.93 – 2.02%	2.62 - 2.82%
Expected life of option grants	7 years	7 years
Expected volatility of underlying stock	51.4%	39.0%
Dividends	$ --	$ --

The Company issued the following options and warrants during the nine months ended September 30, 2015:

Date	Options/ Warrants Granted	Exercise Price	Black Sholes Value of Option	Fair Value of Common Stock per Share
2/12/2015	236,500	$1.56	$162,000	$1.56
4/17/2015	500,000	$2.32	$507,000	$2.32
4/21/2015	50,500	$2.14	$48,000	$2.14
4/24/2015	100,000	$2.25	$99,000	$2.25
8/05/2015	960,938	$1.75	$906,000	$1.75
9/10/2015	397,000	$1.58	$337,000	$1.58

The Company issued the following shares of common stock as compensation during the nine months ended September 30, 2015:

Date	Common Shares Issued	Fair Value of Common Stock per share	Fair Value of Common Stock Issued
1/26/2015	7,895	$1.42	$11,000
1/27/2015	56,250	$1.60	$90,000
1/30/2015	20,000	$1.50	$30,000
4/21/2015	15,000	$2.14	$32,000
5/01/2015	5,000	$2.23	$11,000
5/26/2015	3,968	$1.89	$8,000
7/24/2015	20,000	$1.80	$36,000
9/09/2015	29,412	$1.58	$46,000
9/09/2015	10,000	$1.58	$16,000

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Operating Segments

The Company operates in the following business segments as follows:

●	Sysorex Mobile, IoT & Big Data Products: These products currently include our AirPatrol product line (location-based security and marketing platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets and other mobile devices based on their location and user); on-premise big data appliance product (Light Miner Studio “LMS”) and will include future Sysorex owned products.

●	Storage and Computing: This segment includes third party hardware, software and related maintenance/warranty products and services that Sysorex resells. It includes but is not limited to products for enterprise computing; storage; virtualization; networking; etc.

●	SaaS Revenues: These are Software-as-a-Services (SaaS) or Internet based hosted services including the Shoom product line and cloud based big data analytics services (based on our LMS product) and other data science services; analytics services for AirPatrol products and other managed services on a SaaS basis.

●	Professional Services: These are general IT services including but not limited to: custom application/software design; architecture and development; project management; C4I system consulting; strategic outsourcing; staff augmentation; data center design and operations services; data migration services and other non-SaaS services.

Rounding

All dollar amounts in this section have been rounded to the nearest thousand.

Results of Operations

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

The following table sets forth selected unaudited consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	Three Months ended
	September 30, 2015		September 30, 2014
(in thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues	% Change

Product Revenues	$10,706	72%	$10,957	77%	(2%)
Services Revenues	$4,168	28%	$3,326	23%	25%
Cost of net revenues - Products	$8,601	58%	$8,620	60%	0%
Cost of net revenues - Services	$1,885	13%	$1,388	10%	36%
Gross profit	$4,388	30%	$4,275	30%	3%
Operating expenses	$7,511	50%	$6,736	47%	12%
Loss from operations	$(3,123)	(21%)	$(2,461)	(17%)	27%
Net loss	$(3,172)	(21%)	$(2,549)	(18%)	24%
Net loss attributable to common stockholders	$(3,168)	(21%)	$(2,543)	(18%)	25%

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Net Revenues

Net revenues for the three months ended September 30, 2015 were $14.9 million compared to $14.3 million for the comparable period in the prior year. The $600,000 increase in revenues, or approximately 4.2%, was primarily attributable to an increase in Professional Services revenue. For the three months ended September 30, 2015, Sysorex Mobile, IoT & Big Data Products revenue was $487,000 compared to $480,000 for the prior year period. Storage and Computing revenue was $10.3 million for the three months ended September 30, 2015, and $10.5 million for the prior year period. SaaS Revenues was $871,000 during the three months ended September 30, 2015 and $988,000 during the prior year period. Professional Services Revenue was $3.2 million during the three months ended September 30, 2015 and $2.3 million during the prior year period. The increase in Professional Services Revenue was due to a large services contract was awarded to us during 2015.

Cost of Net Revenues

Cost of net revenues for the three months ended September 30, 2015 was $10.5 million compared to $10 million for the prior year period. This increase of $500,000, or approximately 4.8%, was primarily attributable to additional Professional Services cost of goods sold due to the higher revenues in that category. Sysorex Mobile, IoT & Big Data Products cost of net revenues was $183,000 for the three months ended September 30, 2015 as compared to $128,000 for the prior period. Storage and Computing cost of net revenues was $8.4 million for the three months ended September 30, 2015, and $8.5 million for the prior year period. SaaS Revenues cost of net revenues was $192,000 during the three months ended September 30, 2015 and $195,000 during the prior year period. Professional Services cost of net revenues was $1.7 million during the three months ended September 30, 2015 and $1.2 million during the prior year period.

The gross profit margins for the three months ended September 30, 2015 and 2014 were 30%. Sysorex Mobile, IoT & Big Data Products gross margins for the three months ended September 30, 2015 and 2014 were 62% and 73%, respectively. Gross margins for the Storage and Computing segment for the three months ended September 30, 2015 and 2014 were 18% and 19%, respectively. Gross margins for SaaS Revenues for the three months ended September 30, 2015 and 2014 were 78% and 80%, respectively. Gross margins for Professional Services revenues for the three months ended September 30, 2015 and 2014 were 47% and 49%, respectively.

Operating Expenses

Operating expenses for the three months ended September 30, 2015 were $7.5 million compared to $6.7 million for the prior year period. This increase of $800,000 was primarily due to an adjustment of $450,000 to the AirPatrol intangibles amortization during the three months ended September 2014. The reduction in the preliminary contingent earn out liability reduced the fair values of the purchase price allocated to our intangible assets and accordingly reduced the estimated amortization expense recognized for the three months ended September 30, 2014. In addition we incurred $125,000 more in operating expenses and $174,000 more in amortization of intangibles for the LightMiner acquisition during the three months ended September 30, 2015.

Loss from Operations

Loss from operations for the three months ended September 30, 2015 was $3.1 million compared to $2.5 for the prior year period. This increase in loss of $600,000 was primarily due to an adjustment of $450,000 to the AirPatrol intangibles amortization during the three months ended September 2014. The reduction in the preliminary contingent earn out liability reduced the fair values of the purchase price allocated to our intangible assets and accordingly reduced the estimated amortization expense recognized for the three months ended September 30, 2014. In addition we incurred $125,000 more in operating expenses, $174,000 more in amortization of intangibles for the LightMiner acquisition offset by $113,000 more in gross margin from Professional Services sales during the three months ended September 30, 2015.

Other Income/Expense

Net other income/expense for the three months ended September 30, 2015 and 2014 were ($49,000) and ($88,000), respectively.

Provision for Income Taxes

There was no provision for income taxes for the three months ended September 30, 2015 and 2014. Deferred tax assets resulting from such losses are fully reserved as of September 30, 2015 and 2014 since, at present, we have no history of taxable income and it is more likely than not that such assets will not be realized.

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Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest for the three months ended September 30, 2015 was $4,000 compared to a net loss of $6,000 for the prior year period. This decrease of $2,000 was attributable to the decrease in losses for Sysorex Arabia and was not material.

Net Loss Attributable To Common Stockholders

Net loss attributable to common stockholders for the three months ended September 30, 2015 was $3.2 million compared to $2.5 for the prior year period. This increase in net loss of $700,000 was attributable to the changes discussed above.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

The following table sets forth selected unaudited consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	Nine Months ended
	September 30, 2015		September 30, 2014
(in thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues	% Change

Product Revenues	$34,637	74%	$38,208	80%	(9%)
Services Revenues	$12,057	26%	$9,540	20%	26%
Cost of net revenues - Products	$27,601	59%	$29,374	62%	(6%)
Cost of net revenues - Services	$4,962	11%	$4,068	9%	22%
Gross profit	$14,131	30%	$14,306	30%	(1%)
Operating expenses	$21,757	47%	$19,831	42%	10%
Loss from operations	$(7,626)	(16%)	$(5,525)	(12%)	38%
Net loss	$(7,770)	(17%)	$(5,834)	(12%)	33%
Net loss attributable to common stockholders	$(7,763)	(17%)	$(5,730)	(12%)	35%

Net Revenues

Net revenues for the nine months ended September 30, 2015 were $46.7 million compared to $47.7 million for the comparable period in the prior year. The $1 million decrease in revenues, or approximately 2.1%, was primarily attributable to lower Storage and Computing Revenues and lower Mobile, IoT & Big Data Products Revenues offset by higher Professional Services Revenues. For the nine months ended September 30, 2015, Sysorex Mobile, IoT & Big Data Products revenue was $862,000 compared to $1.6 million for the prior year period. The decline in this segment is because the AirPatrol product line is in its early stage of customer adoption and therefore revenues will fluctuate from quarter to quarter. Storage and Computing revenue was $34 million for the nine months ended September 30, 2015, and $36.7 million for the prior year period. SaaS Revenue was $2.8 million during the nine months ended September 30, 2015 and $3 million during the nine months ended September 30, 2014. Professional Services Revenue was $9 million during the nine months ended September 30, 2015 and $6.5 million during the prior year period.

Cost of Net Revenues

Cost of net revenues for the nine months ended September 30, 2015 was $32.6 million compared to $33.4 million for the prior year period. This decrease of $800,000, or approximately 2.4%, was primarily attributable to lower Storage and Computing cost of goods due to lower Storage and Computing revenues offset by higher Professional Services cost of revenues due to higher Professional Services revenues. Sysorex Mobile, IoT & Big Data Products cost of net revenues was $377,000 for the nine months ended September 30, 2015 as compared to $252,000 for the prior period. Storage and Computing cost of net revenues was $27.3 million for the nine months ended September 30, 2015, and $29.3 million for the prior year period. SaaS Revenues cost of net revenues was $620,000 during the nine months ended September 30, 2015 and $596,000 during the prior year period. Professional Services cost of net revenues was $4.3 million during the nine months ended September 30, 2015 and $3.3 million during the prior year period.

The gross profit margins for the nine months ended September 30, 2015 and 2014 were 30%. Sysorex Mobile, IoT & Big Data Products gross margins for the nine months ended September 30, 2015 and 2014 were 56% and 84%, respectively. For the nine months ended September 30, 2015, Mobile, IoT & Big Data Products margin was lower primarily due to the write off of obsolete inventory in the first quarter of 2015. Gross margins for the Storage and Computing segment for the nine months ended September 30, 2015 and 2014 were 20%. Gross margins for SaaS Revenues for the nine months ended September 30, 2015 and 2014 were 78% and 80%, respectively. Gross margins for Professional Services revenues for the nine months ended September 30, 2015 and 2014 were 52% and 48%, respectively.

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Operating Expenses

Operating expenses for the nine months ended September 30, 2015 were $21.8 million compared to $19.8 million for the prior year period. This increase of $2 million was primarily attributable to the inclusion of AirPatrol’s operating expenses for a full nine months during 2015 as compared to five and one-half months in 2014 as AirPatrol was acquired in April 2014 and due to an adjustment of $450,000 to the AirPatrol intangibles amortization during the nine months ended September 2014. The reduction in the preliminary contingent earn out liability reduced the fair values of the purchase price allocated to our intangible assets and accordingly reduced the estimated amortization expense recognized for the nine months ended September 30, 2014.

Loss from Operations

Loss from operations for the nine months ended September 30, 2015 was $7.6 million compared to $5.5 for the prior year period. This increase of $2.1 million was primarily attributable to the inclusion of AirPatrol’s operating expenses for a full nine months during 2015 as compared to five and one-half months in 2014 as AirPatrol was acquired in April 2014 and due to an adjustment of $450,000 to the AirPatrol intangibles amortization during the nine months ended September 2014 as discussed above.

Other Expense

Other expenses for the nine months ended September 30, 2015 and 2014 were $144,000 and $274,000, respectively.

Provision for Income Taxes

There was no provision for income taxes for the nine months ended September 30, 2015. The $35,000 provision for income taxes in the nine months ended September 30, 2014 is attributable to estimated federal alternative minimum tax paid during the period. Deferred tax assets resulting from such losses are fully reserved as of September 30, 2015 and 2014 since, at present, we have no history of taxable income and it is more likely than not that such assets will not be realized.

Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest for the nine months ended September 30, 2015 was $7,000 compared to a net loss of $104,000 for the prior year period. This decrease of $97,000 was attributable to the decrease in losses for Sysorex Arabia and was not material to the Company’s overall results of operations.

Net Loss Attributable To Common Stockholders

Net loss attributable to common stockholders for the nine months ended September 30, 2015 was $7.8 million compared to $5.7 for the prior year period. This increase in net loss of $2.1 million was attributable to the changes discussed above.

Non-GAAP Financial information

EBITDA

EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

Adjusted EBITDA for the three months ended September 30, 2015 was a loss of $1,464,000 compared to a loss of $1,501,000 for the prior year period. Adjusted EBITDA for the nine months ended September 30, 2015 was a loss of $2,765,000 compared to a loss of $994,000 for the prior year period.

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The following table presents a reconciliation of net income/loss attributable to stockholders of Sysorex Global Holdings Corp., which is our GAAP operating performance measure, to Adjusted EBITDA for the fiscal quarters ended September 30, 2015 and 2014 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss attributable to common stockholders	$(3,168)	$(2,543)	$(7,763)	$(5,730)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	13	--	200	855
Stock-based compensation – acquisition costs	--	--	--	340
Costs associated with public offering	6	--	39	45
Other - severance costs	--	--	307	--
Change in the fair value of shares to be issued	(69)	--	(157)	--
Stock-based compensation – compensation and related benefits	391	434	885	938
Interest expense	120	95	340	307
Taxes	--	--	--	35
Depreciation and amortization	1,243	513	3,384	2,216
Adjusted EBITDA	$(1,464)	$(1,501)	$(2,765)	$(994)

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

●	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

●	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

●	As a basis for allocating resources to various projects;

●	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

●	To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss). By including this information we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as supplemental disclosure because of the following:

●	We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, and other non-operating expenses as well as depreciation and amortization which are non-cash expenses;

●	We believe that it is useful to provide investors with a standard operating metric used by management to evaluate our operating performance; and

●	We believe that the use of Adjusted EBITDA is helpful to compare our results to other companies.

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Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

●	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and

●	Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Proforma Non-GAAP Net Loss per Share

Basic and diluted net loss per share for the three months ended September 30, 2015 was ($0.16) compared to ($0.13) for the prior year period. Basic and diluted net loss per share for the nine months ended September 30, 2015 was ($0.39) compared to ($0.33) for the prior year period. These decreases were attributable to the changes discussed in our results of operations.

Proforma non-GAAP net income (loss) per share is used by our Company’s management as an evaluation tool as it manages the business and is defined as net income (loss) per basic and diluted share adjusted for non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs, the costs associated with the public offering, severance costs and changes in the fair value of shares to be issued.

Proforma non-GAAP net loss per basic and diluted common share for the three months ended September 30, 2015 was ($0.09) compared to ($0.08) for the prior year period. Proforma non-GAAP net loss per basic and diluted common share for the nine months ended September 30, 2015 was ($0.18) compared to ($0.09) for the prior year period.

The following table presents a reconciliation of net loss per basic and diluted share, which is our GAAP operating performance measure, to proforma non-GAAP net loss per share for the periods reflected:

(thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss attributable to common stockholders	$(3,168)	$(2,543)	$(7,763)	$(5,730)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	13	--	200	855
Stock-based compensation – acquisition costs	--	--	--	340
Costs associated with public offering	6	--	39	45
Other – severance costs	--	--	307	--
Change in the fair value of shares to be issued	(69)	--	(157)	--
Stock-based compensation – compensation and related benefits	391	434	885	938
Amortization of intangibles	1,056	443	2,938	2,020
Proforma non-GAAP net loss	$(1,771)	$(1,666)	$(3,551)	$(1,532)
Proforma non-GAAP net loss per basic and diluted common share	$(0.09)	$(0.08)	$(0.18)	$(0.09)
Weighted average basic and diluted common shares outstanding	19,833,000	19,624,332	19,802,035	17,592,883

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We rely on proforma non-GAAP net loss per share, which is a non-GAAP financial measure:

●	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

●	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

●	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

●	To evaluate internally the performance of our personnel.

We have presented proforma non-GAAP net loss per share above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), and that by including this information we can provide investors with a more complete understanding of our business. Specifically, we present proforma non-GAAP net loss per share as supplemental disclosure because:

●	We believe proforma non-GAAP net loss per share is a useful tool for investors to assess the operating performance of our business without the effect of non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs, costs associated with the public offering, severance costs and changes in the fair value of shares to be issued.

●	We believe that it is useful to provide investors with a standard operating metric used by management to evaluate our operating performance; and

●	We believe that the use of proforma non-GAAP net loss per share is helpful to compare our results to other companies.

Liquidity and Capital Resources as of September 30, 2015 Compared With September 30, 2014

The Company’s net cash flows used in operating, investing and financing activities for the nine months ended September 30, 2015 and 2014 and certain balances as of the end of those periods are as follows (in thousands):

(thousands, except per share data)	Nine Months ended September 30,
	2015	2014
Net cash used in operating activities	$(3,892)	$(6,392)
Net cash used in investing activities	(891)	(9,761)
Net cash provided by financing activities	6,940	16,789
Effect of foreign exchange rate changes on cash	(22)	(11)
Net increase in cash	$2,135	$625

	September 30, 2015	December 31, 2014

Cash and cash equivalents	$5,363	$3,228
Working capital (deficit)	$(4,886)	$(2,813)

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Operating Activities:

Net cash used in operating activities during the nine months ended September 30, 2015 and 2014 were $3.9 million and $6.4 million, respectively. Net cash used in operating activities during the nine months ended September 30, 2015 consisted of the following (in thousands):

Net loss	$(7,770)
Non-cash income and expenses	4,244
Net change in operating assets and liabilities	(366)
Net cash used in operating activities	$(3,892)

The non-cash income and expenses of $4.2 million consisted primarily of (in thousands):

$446	Depreciation and amortization expense
2,938	Amortization of intangibles primarily attributable to the Lilien, Shoom, AirPatrol and LightMiner operations, which were acquired effective March 1, 2013, August 31, 2013, April 16, 2014 and April 24, 2015, respectively.
885	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and prior acquisitions
(25)	Other
$4,244	Total non-cash income and expenses

The net use of cash due to changes in operating assets and liabilities totaled ($366,000) and consisted primarily of the following (in thousands):

$(1,098)	Increase in accounts receivable and other receivables
(255)	Increase in prepaid licenses and maintenance contracts
751	Increase in accounts payable
339	Increase in deferred revenue
55	Decrease in accrued liabilities and other liabilities
(158)	Increase in inventory and other assets
$(366)	Net use of cash in the changes in operating assets and liabilities

Investing Activities:

Net cash used in investing activities during the nine months ended September 30, 2015 was $891,000 compared to net cash used in investing activities of $9.8 million for the prior year period. The net cash used in investing activities during the nine months ended September 30, 2015 was comprised of $254,000 for the purchase of property and equipment, $618,000 investment in capitalized software, and $19,000 paid in connection with the acquisition of assets from LightMiner.

Financing Activities:

Net cash provided by financing activities during the nine months ended September 30, 2015 and 2014 were approximately $6.9 million and $17 million, respectively. The net cash provided by financing activities during the nine months ended September 30, 2015 was comprised primarily of $4.7 million from the net proceeds from the issuance of common stock, $2 million advance from a term loan, $922,000 from the Credit Facility offset by $668,000 repayment to a term loan and other notes payable.

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Liquidity and Capital Resources - General:

Our current capital resources and operating results as of September 30, 2015, as described in the preceding paragraphs, consist of:

1)	An overall working capital deficit of $4.9 million;

2)	Cash of $5.4 million;

3)	The Credit Facility for up to $10 million with a maturity date of April 29, 2017 of which $4.8 million is utilized;

4)	A term loan for $2,000,000 with a maturity date of April 29, 2018 of which $1.8 million is utilized; and

5)	Net cash used in operating activities year-to-date of $3.9 million.

We believe our total working capital deficit of $4.9 million does not represent a severe impediment to our operations and growth when its principal components are separately identified and analyzed and the growth of our business is taken into account. The breakdown of our overall working capital deficit is as follows (in thousands):

Working Capital	Assets	Liabilities	Net
Cash and cash equivalents	$5,363	$--	$5,363
Accounts receivable, net / accounts payable	9,073	8,219	854
Notes and other receivables	1,511	--	1,511
Prepaid licenses and maintenance contracts / deferred revenue	7,515	9,177	(1,662)
Short-term debt	--	6,279	(6,279)
Acquisition liability – LightMiner (non-cash stock issuance)	--	3,528	(3,528)
Other	2,298	3,443	(1,145)
Total	$25,760	$30,646	$(4,886)

The overall working capital deficit of $4.9 million includes a non-cash $3.5 million liability for the LightMiner Acquisition as the liability will be settled in stock. Accounts receivable exceeds the related accounts payable by $854,000. We do not believe there are material collectability issues with respect to our accounts receivable. Deferred revenue exceeds the related prepaid contracts by $1.7 million and other liabilities exceed other assets by $1.1 million. These deficits are expected to be funded by our anticipated cash flow from operations, as described below, over the next twelve months. We do not believe that the Credit Facility, with a balance of $4.8 million at September 30, 2015, and the current portion of the term loan of $667,000 as of September 30, 2015 will have a material adverse effect on our liquidity in the next twelve months as the Credit Facility principal balance is not due until April 2017.

Net cash used in operating activities during the nine months ended September 30, 2015 of $3.9 million consists of net loss of $7.8 million less non-cash expenses of $4.2 million and net cash used of $366,000 in changes in operating assets and liabilities. We expect net cash from operations to increase during 2015 as:

1)	Our services are growing and becoming a larger part of our sales mix. These services generate gross margins of 50-80% and will be a larger contribution to our cash flow in the future.

2)	Sysorex was awarded two large multiple-award government IDIQ Contracts in 2015 (NASA SEWP and NIH CIO-CS) that enable Sysorex to capture task orders issued by any government agency under these contract vehicles. The Company has captured task orders under the NASA SEWP contract and believes that it will be successful in securing additional task orders under both of these contracts, however there are no assurances that additional task orders under the contracts will ultimately be awarded to the Company. If such task orders are secured, then these contracts will provide the opportunity to increase our revenue and cash flows.

3)	Sysorex is generating revenue from new versions of its AirPatrol product line that will contribute to operating cash flow.

The Company’s capital resources as of September 30, 2015, increased bank facility, net proceeds from the September 25, 2015 offering, higher margin business line expansion and recent contract awards are expected to be sufficient to fund planned operations during the next twelve months. The Company also has an effective registration statement on Form S-3 which will allow it to raise additional capital from the sale of its securities, subject to certain limitations for registrants with a market capitalization of less than $75 million. The information in this Form 10-Q concerning the Company’s Form S-3 registration statement does not constitute an offer of any securities for sale. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months, the Company may need to curtail certain aspects of its expansion activities or consider other means of obtaining additional financing, although there is no guarantee that any such additional financing would be available to the Company.

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Liquidity and Capital Resources - Bridge Bank Financing Agreement

At September 30, 2015, the Company had a $10 million revolving Credit Facility, originally procured from Bridge Bank, N.A. but now with Western Alliance Bank, the successor in interest, of which $4.8 million was outstanding, and with an additional $1.8 million outstanding under a term loan, otherwise referred to herein as the Term Advance. The maturity dates of the Revolving Advances (as defined in the Agreement) and the Term Advance have been extended to April 29, 2017 and April 29, 2018, respectively. Borrowings under the Credit Facility and the Term Advance bear interest at 5.25% per annum.

The Credit Facility contains, among other things, customary covenants that limit our ability to incur additional indebtedness, grant liens, make loans or investments, merge into or consolidate with other persons, or engage in certain asset dispositions including a sale of all or substantially all of our assets subject to the Agreement. The Lender holds a security interest in all of the Company’s and its subsidiaries’ assets, other than excluded and future projects.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, please see Note 3 to our financial statements, which is included in this report in Item 1.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide information required by this Item.

Item 4. Controls and Procedures.

Based on management’s evaluation (with the participation of our Chief Executive Officer (CEO), who is our principal executive officer and our Chief Financial Officer (CFO), who is our principal financial officer), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

There are presently no pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject and no such proceedings are known to the Company to be threatened or contemplated against it.

Item 1A. Risk Factors.

We incorporate by reference the risk factors included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2015.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

Common Stock

On September 9, 2015, the Company issued 39,412 shares of common stock to certain service providers under the terms of consulting agreements which were fully vested upon date of grant and reflected total consideration of approximately $62,000.

The shares were issued in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering. The Company relied on the representations made in the various subscription agreements, stock purchase agreements or other agreements signed by the stockholders. No commissions were paid and no underwriter or placement agent was involved in these transactions.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosure.

Not applicable.

Item 5. Other Information.

Thomas Steding, a director, has resigned from the Audit Committee of the Company’s Board of Directors effective November 1, 2015. Mr. Steding has signed an agreement ("Steding Consulting Agreement”) to provide consulting services to the Company subsequent to that date. The services required by the consulting agreement include providing guidance on general management and leadership, cultural practices and reinforcement, marketing strategy and positioning, product development best practice, weekly control practices, executive development, and similar services. The term of the agreement will expire on October 31, 2016, unless extended by the Company. Mr. Steding will be paid $5,000 per month as compensation for his services, will receive an option to purchase 50,000 shares of the Company’s common stock and will be reimbursed, in accordance with the Company’s travel and entertainment policy, expenses incurred by him in providing the services. The right to purchase 1/48th of the option shares will vest for each month of Mr. Steding’s continuous service to the Company, starting on the date the Board of Directors approves the option grant. Mr. Steding will continue to serve on the Company’s Board of Directors, Compensation Committee and Nominating Committee.

Tanveer Khader has been appointed to the Audit Committee effective November 1, 2015.

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Item 6. Exhibits.

(a) Exhibits required by Item 601 of Regulation S-K.

Exhibit No.	Description

3.1(i)	Articles of Incorporation. (1)

3.1(ii)	Certificate of Amendment to the Articles of Incorporation, effective April 8, 2014. (2)

3.2	Bylaws. (1)

10.1	Employment Agreement, effective October 6, 2015, by and between the Company and Kevin Harris. (3)

10.2	Amendment Number Five to Business Financing Agreement, dated October 7, 2015, by and between the Company and certain of its wholly-owned subsidiaries as borrowers and Western Alliance Bank as the lender. (3)

10.3	Consulting Agreement, dated November 12, 2015, by and between the Company and Thomas Steding. *

31.1	Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.*

31.2	Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.*

32.1	Certification of the Company’s Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.#

101.INS	XBRL Instant Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed herewith
#	Furnished herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-190574) filed with the SEC on August 12, 2013.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2015.

42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYSOREX GLOBAL HOLDINGS CORP.

Dated: November 13, 2015	By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Kevin R. Harris
Kevin R. Harris
Chief Financial Officer
(Principal Financial and Accounting Officer)

43

EXHIBIT INDEX

Exhibit No.	Description

3.1(i)	Articles of Incorporation. (1)

3.1(ii)	Certificate of Amendment to the Articles of Incorporation, effective April 8, 2014. (2)

3.2	Bylaws. (1)

10.1	Employment Agreement, effective October 6, 2015, by and between the Company and Kevin Harris. (3)

10.2	Amendment Number Five to Business Financing Agreement, dated October 7, 2015, by and between the Company and certain of its wholly-owned subsidiaries as borrowers and Western Alliance Bank as the lender. (3)

10.3	Consulting Agreement, dated November 12, 2015, by and between the Company and Thomas Steding. *

31.1	Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.*

31.2	Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.*

32.1	Certification of the Company’s Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.#

101.INS	XBRL Instant Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed herewith
#	Furnished herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-190574) filed with the SEC on August 12, 2013.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2015.

44

Exhibit 10.3

SYSOREX GLOBAL HOLDINGS CORP

CONSULTING AGREEMENT

This Consulting Agreement (“Agreement”) is made as of November 12, 2015 and effective as of November 1, 2015 by and between Sysorex Global Holdings Corp., a Nevada corporation (“Company”), and Thomas L. Steding, an individual (“Consultant”), having its principle place of business at 3920 Eagle Rock Road, Box 205, Homewood, CA 96141.

Consultant and Company agree as follows:

1.            Services and Payment. Consultant agrees to undertake and complete the Services (as defined in Exhibit A) in accordance with the applicable statement of work, a form of which is attached as Exhibit A hereto, which will be executed by both parties (“Statement of Work”). Unless otherwise specifically agreed upon by Company in writing (and notwithstanding any other provision of this Agreement), all activity relating to Services will be performed by and only by Consultant or by employees of Consultant and only those such employees who have been approved in writing in advance by Company (“Consultant Personnel”). Consultant agrees that it will not (and will not permit others to) violate any agreement with or rights of any third party or, except as expressly authorized by Company in writing hereafter, use or disclose at any time Consultant’s own or any third party’s confidential information or intellectual property in connection with the Services or otherwise for or on behalf of Company.

2.            Ownership; Rights; Proprietary Information; Publicity.

a.            Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by Consultant in connection with the Services or any Proprietary Information (as defined below) (collectively, “Inventions”). Consultant will promptly disclose and provide all Inventions to Company and will keep adequate and current written records of all Inventions, which records shall be available to and shall remain the sole property of Company. Consultant hereby makes all assignments necessary to accomplish the foregoing ownership. Consultant represents, warrants, and covenants that Consultant has obtained or will obtain, prior to having any particular Consultant Personnel perform Services, an assignment of such Consultant Personnel’s rights in Inventions as needed to give effect to Company’s ownership as contemplated above; provided that no assignment is made that extends beyond what would be allowed under applicable law, if Consultant was an employee of Company. Consultant shall assist Company (and, where applicable, shall cause Consultant Personnel to assist Company), at Company’s expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce and defend any rights assigned. Consultant hereby irrevocably designates and appoints Company as its agents and attorneys-in-fact, coupled with an interest, to act for and on Consultant’s behalf to execute and file any document and to do all other lawfully permitted acts to further the foregoing with the same legal force and effect as if executed by Consultant.

b.            Consultant agrees that all Inventions and all other business, technical and financial information (including, without limitation, computer programs, technical drawings, algorithms, know-how, trade secrets, formulas, processes, ideas, inventions (whether patentable or not), improvements, schematics, customer lists and customer information, suppliers and supplier information, pricing information, product development, sales and marketing plans and strategies, personnel information, and other technical, business, financial, customer and product information), Consultant learns, develops or obtains in connection with the Services or that are received by or for Company in confidence, constitute “Proprietary Information.” Consultant shall hold in confidence and not disclose or, except in performing the Services, use any Proprietary Information. However, Consultant shall not be obligated under this Section 2.b with respect to information Consultant can document is or becomes readily publicly available without restriction through no fault of Consultant. Upon termination or as otherwise requested by Company, Consultant will promptly return to Company all items and copies containing or embodying Proprietary Information, except that Consultant may keep its personal copies of its compensation records and this Agreement. Consultant also recognizes and agrees that Consultant has no expectation of privacy with respect to Company’s telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages), and that Consultant’s activity, and any files or messages, on or using any of those systems may be monitored at any time without notice.

c.             If any part of the Services or Inventions is based on, incorporates, or is an improvement or derivative of, or cannot be reasonably and fully made, used, reproduced, distributed and otherwise exploited without using or violating technology or intellectual property rights owned or licensed by Consultant and not assigned hereunder, Consultant hereby grants Company and its successors a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such technology and intellectual property rights in support of Company’s exercise or exploitation of the Services, Inventions, other work performed hereunder, or any assigned rights (including any modifications, improvements and derivatives of any of them).

d.             Consultant represents that his performance of all terms of this Agreement as a consultant of the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by Consultant prior or subsequent to the commencement of Consultant's consultant relationship with the Company, and Consultant will not disclose to the Company, or use, any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. Consultant will not induce the Company to use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party.

e.             Consultant recognizes that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Consultant agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out Consultant's work for the Company consistent with the Company’s agreement with such third party.

3.            Warranty and other Obligations. Consultant warrants that: (i) the Services will be free from material defects and performed in a professional and workmanlike manner and that none of such Services nor any part of this Agreement is or will be inconsistent with any obligation Consultant may have to others; (ii) all work under this Agreement shall be Consultant’s original work and none of the Services or Inventions nor any development, use, production, distribution or exploitation thereof will infringe, misappropriate or violate any intellectual property or other right of any person or entity (including, without limitation, Consultant); and (iii) Consultant has the full right to allow it to provide Company with the assignments and rights provided for herein and, in addition, Consultant will have each person who may be involved in any way with, or have any access to, any Services or Proprietary Information will enter into (prior to any such involvement or access) a binding agreement for Company’s benefit that contains provisions at least as protective as those contained herein; (iv) Consultant shall comply with all applicable laws and Company safety rules in the course of performing the Services; and (v) if Consultant’s work requires a license, Consultant has obtained that license and the license is in full force and effect. To the maximum extent permitted by law, Consultant shall unconditionally indemnify, hold harmless and defend Company and all of its directors, officers, employees, and agents from and against all claims, losses, injury, damage, withholdings and legal liability, including attorney’s fees and litigation costs, caused by the negligence, fault, error or omission of Consultant, its agents or representatives. Such indemnity shall extend to all claims, losses, injury, damage, withholdings and legal liability arising from or related to any infringement or violation of any patent, copyright, trade secret, license or other property or contractual right of any third party.

4.            Term and Termination. This Agreement shall commence upon the Effective Date until October 31, 2016, which may be extended by the Company in writing. Company may terminate this agreement at any time without notice if Consultant breaches a material provision of this Agreement. Company also may terminate this Agreement at any time, upon 45 calendar days’ written notice but Company shall upon such termination pay Consultant all unpaid, undisputed amounts due for the Services, completed prior to the notice of such termination. Consultant may terminate with 30 calendar days’ written notice. Section 2 through 10 of this Agreement and any remedies for breach of this Agreement shall survive any termination or expiration. Company may communicate the obligations contained in this Agreement to any other (or potential) client or employer of Consultant.

5.            Relationship of the Parties; Independent Contractor; No Employee Benefits. Notwithstanding any provision hereof, Consultant is an independent contractor, and neither Consultant nor any Consultant Personnel is an employee, agent, partner or joint venturer of Company, and neither Consultant nor any Consultant Personnel shall bind or attempt to bind Company to any contract. Consultant shall accept any directions issued by Company pertaining to the goals to be attained and the results to be achieved by Consultant, but Consultant shall be solely responsible for the manner and hours in which the Services are performed under this Agreement. Neither Consultant nor any Consultant Personnel shall be eligible to participate in any of Company’s employee benefit plans, fringe benefit programs, group insurance arrangements or similar programs. Company shall not provide workers’ compensation, disability insurance, Social Security or unemployment compensation coverage or any other statutory benefit to Consultant or any Consultant Personnel. Consultant will be solely responsible for the performance of all Consultant Personnel, for compensating such Consultant Personnel, and for complying with all laws and regulations applicable to its relationships with such Consultant Personnel. Without limiting the foregoing, Consultant shall comply at Consultant’s expense with all applicable provisions of workers’ compensation laws, unemployment compensation laws, federal Social Security law, the Fair Labor Standards Act, federal, state and local income tax laws, and all other applicable federal, state and local laws, regulations and codes relating to terms and conditions of employment required to be fulfilled by employers or independent contractors. Consultant agrees to indemnify Company from all claims, damages, liability, settlement, attorneys’ fees and expenses, as incurred, because of the foregoing or any breach of this Section 5. If Consultant is a corporation, it will ensure that its employees and agents are bound in writing to Consultant’s obligations under this Agreement.

6.            Assignment. This Agreement and the services contemplated hereunder are personal to Consultant and Consultant shall not have the right or ability to assign, transfer or subcontract any obligations under this Agreement without the written consent of Company. Any attempt to do so shall be void. Company may assign its rights and obligations under this Agreement in whole or part.

7.            Notice. All notices under this Agreement shall be in writing and shall be deemed given when delivered by hand or professional courier or express delivery service or confirmed fax to the address of the party to be noticed as set forth herein or to such other address as such party last provided to the other by written notice.

8.            Non-Solicitation; Conflict of Interest. As additional protection for Proprietary Information, Consultant agrees that during the period over which it is to be providing the Services: (i) and for one (1) year thereafter, Consultant will not directly or indirectly encourage or solicit any employee or consultant of Company to leave Company for any reason; and (ii) Consultant will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and Consultant will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company. Without limiting the foregoing, Consultant may perform services for other persons, provided that such services do not represent a conflict of interest or a breach of Consultant’s obligation under this Agreement or otherwise.

9.            Publicity. Consultant shall make no public announcements or engage in any marketing or promotion concerning this Agreement or the work performed hereunder without the advance written consent of Company, which consents, shall not be unreasonably withheld.

10.          Governing Law. Venue. This Agreement shall be governed by and construed in accordance with the laws of the state of California. The venue of any such litigation or dispute between the parties shall be in San Mateo County, California.

11.          Miscellaneous. This Agreement sets forth the entire and exclusive understanding of the parties with respect to the subject matter hereof, and supersedes and merges all prior and contemporaneous agreements or understandings, whether written or oral, with respect to its subject matter. Any breach of Section 2 or 3 will cause irreparable harm to Company for which damages would not be an adequate remedy, and therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies. The failure of either party to enforce its rights under this Agreement at any time for any period shall not be construed as a waiver of such rights. No changes or modifications or waivers to this Agreement will be effective unless in writing and signed by both parties. In the event that any provision of this Agreement shall be determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable. In any action or proceeding to enforce rights under this Agreement, the prevailing party will be entitled to recover costs and attorneys’ fees. Headings herein are for convenience of reference only and shall in no way affect interpretation of the Agreement. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have entered into this Consulting Agreement as of the Effective Date.

SYSOREX GLOBAL HOLDING CORP.	CONSULTANT

/s/ Nadir Ali	/s/ Thomas L. Steding
Signature	Signature

Nadir Ali	Thomas L. Steding
Name	Name

CEO	Consultant
Title	Title

November 12, 2015	November 12, 2015
Date	Date

EXHIBIT A

Statement of Work

This Statement of Work is issued under and subject to all of the terms and conditions of the Consulting Agreement dated as of November 12, 2015 by and between Company and Consultant.

SERVICES

Consultant will report to the CEO. Services include providing guidance on general management and leadership, cultural practices and reinforcement, marketing strategy and positioning, product development best practice, weekly control practices, executive development, and the like.

FEES /EXPENSES

Consultant will be paid $5,000 per month by the 5th day of each month during which services will be provided.

All expenses in excess of $500 must be pre-approved in writing by a member of the Company’s executive management. An itemized expense statement must be submitted including substantiating receipts. All expenses will be reimbursed in accordance with the Company’s Travel and Entertainment Policy attached hereto as Exhibit B.

On the 1st day of each month, the Consultant shall issue an invoice to Company relating to (i) the fees for services to be rendered by the Consultant for the current month and (ii) the reimbursable expenses incurred by the Consultant in connection with the Services during the prior month.

Consultant will receive a one-time grant of 50,000 stock options subject to the terms and conditions of the Company's stock option plan and stock option agreement. The options will vest at a rate of 1/48th of the number of option shares for each month of the Consultant’s continuous service to the Company starting on the date of grant by the board of directors.

IN WITNESS WHEREOF, the undersigned have entered into this Statement of Work as of the Effective Date.

SYSOREX GLOBAL HOLDINGS CORP.	CONSULTANT

/s/ Nadir Ali	/s/ Thomas L. Steding
Signature	Signature

Nadir Ali	Thomas L. Steding
Name	Name

CEO	Consultant
Title	Title

November 12, 2015	November 12, 2015
Date	Date

EXHIBIT B

Travel and Entertainment Policy

Travel and Entertainment

Expense Policy*

Effective: December 15, 2014

This policy is designed as a guideline for employees as it relates to expenses incurred for Company travel and entertainment. This policy is in keeping with the Company’s continuing effort to control expenses and is consistent with the practices of most organizations our size.

It is the Company’s policy to reimburse employees for ordinary and necessary expenses incurred while traveling or entertaining on company business or incurred in connection with a specific authorized business activity. All employees are expected to apply these guidelines on a reasonable yet conservative basis, consistent with normal living standards, and where this policy is silent, to exercise good business judgment.

Employees are responsible for ensuring that expenses incurred and submitted for reimbursement are, by policy, allowable business expenses. Managers are required to ensure that the policy is understood and followed by all concerned, which includes ongoing review of their employees’ travel expenses, and credit card charges.

The Company strongly encourages the use of travel discounts when making travel arrangements. Travelers are expected to obtain the lowest available airfare that reasonably meets business travel needs.

Employees will be reimbursed based on timely filed, accurate expense reports. Each expense must be listed separately with the appropriate substantiating receipt attached. We must have the actual receipt from the hotel, car rental agency, airline, restaurant, etc. We cannot accept a credit card statement only showing the total charge.

TRAVEL EXPENSES

Airfare: Air travel reservations should be booked based on cost and expediency. For domestic air travel, all employees should fly coach at the lowest possible fare up to one stop and with layovers of no more than two hours. For international air travel, all employees should fly coach at the lowest possible non-stop fare. The Company will only reimburse for a first checked bag. The Company will not reimburse on-board food and beverage for flights less than 4 hours. Travel that is billable to a customer must follow the expense policies of the customer.

Lodging: Lodging accommodations should be reserved online for single occupancy at lowest cost room, nearest to airport or within 5 miles of designated location. The Company will not reimburse for hotel services such as laundry, movie, etc. As a matter of course, the traveler’s credit card will guarantee hotel accommodations for late arrival. Employees are responsible for canceling hotel rooms and must obtain a cancellation number from the hotel.

Parking: Airport parking reimbursements must be reasonable. Since parking at an airport garage is generally more expensive than parking in shuttle lots, we encourage you to park in a less expensive shuttle lot if possible.

Rental Vehicles (car rental, taxi, Zip car, Uber and shuttle): The method of transportation is dependent upon the location, duration and nature of the business trip. Travelers are expected to use their best judgment as to the method chosen based on business needs and cost. For car rental, a compact car is the standard size of vehicle for Company travel. If three (3) or more employees are traveling together, a mid-size car should be requested. Travelers must refuel a rental car before returning the vehicle to the rental agency to avoid service fees and more expensive fuel rates. Receipts are required to support all rental vehicle expenses, regardless of type.

In the event of an accident the employee must notify the appropriate Division Controller immediately. Follow the accident instructions listed in the rental car company's rental agreement.

Automobile Mileage: Employees who are required to use their own automobile for business purposes and are not on a monthly auto allowance plan, will be reimbursed at the current Internal Revenue Service (IRS) mileage rate for business- related mileage. Employees must provide documentation including the date of travel, miles traveled, to and from location, and the purpose of each trip that required use of their personal vehicle. Personal commute miles are not reimbursable (i.e., an employee commute from home to the office is not reimbursable).

Travel and Entertainment

Expense Policy*

Effective: December 15, 2014

Tolls and Parking: All business related tolls and parking expenses are reimbursable. Receipts are required.

Meals and Entertainment: In order to be tax-deductible, expenses must be ordinary, necessary and directly related or associated with the active conduct of Company business. For tax purposes, it is very important to properly document expenses and substantiate the following items: the date, the place (name and location), a description of the meal or entertainment, the business purpose and the business relationship of the persons entertained (client or employee, name, occupation, title, etc.). Expenses exceeding $50 per day for daily meals will be considered an exception and the reason should be noted.

Employee Working Meals, such as working lunches or department outings must be approved in advance by VP or above on a case by case basis.

Other Gratuities: Tips for services furnished by porter, bellhops, etc., are also reimbursable, and should be classified under the appropriate account (Hotel for bellhop tips, Auto for taxi tips, etc.). In these instances, the gratuity must not exceed 20% of the bill excluding tax. The receipt requirement is waived but must be documented accordingly on the employee expense report.

Gifts: All gifts require CEO or CFO approval.

Non-reimbursable Expenses: Airline club memberships, airline upgrades, child-care, babysitting, house-sitting, pet- sitting/kennel charges, commuting between home and office, in-room movies, personal donations or gifts, unauthorized attendance at conventions, seminars and conferences, personal postage or telephone calls, personal reading material, insurance, repairs or maintenance on a personal automobile, airline or other travel insurance, costs incurred by traveler’s failure to cancel travel or hotel reservations in a timely fashion, haircuts and personal grooming, parking fines or traffic tickets, laundry and dry cleaning, health club facilities, towing costs, sightseeing, personal side trips or other form of personal entertainment, lost or stolen personal belongings and other expenses not directly related to the business travel. No reimbursement of expenses incurred by spouses, domestic partners, or guests will be reimbursed.

EMPLOYEE EXPENSE REPORTS

Submitting an expense report is not only a request for reimbursement, it is a representation that the expenditures are in full compliance with Company policy and contain the documentation and support required for tax purposes. The employee is responsible for timely submission of expense reports and that the expenditures submitted are, by policy, allowable business expenses. Each manager must ensure that this policy is understood and followed by all concerned.

Receipts are required for reimbursement of individual travel-related expenses and all other reimbursements regardless of the dollar amount. The exception to this rule is reimbursement of up to $5.00 for miscellaneous expenses such as tipping at airports and hotels. The receipts required are based in part on IRS rules and regulations. Please be aware that expenses that are reimbursed to employees, but later disallowed by the IRS, are considered taxable income to the employee.

Reimbursement: Every Employee Expense Report received will be reviewed by Accounting for accuracy of calculations and presence of all required receipts. If an error is discovered in the calculation of the reimbursable amount, a receipt is missing, or an expense is deemed “non-reimbursable” due to non-compliance with this policy, the amount reimbursed to the employee will be the revised total, net of any of these items. If the reimbursed amount is different from that on the submitted Employee Expense Report, a form detailing the adjustments will be forwarded to the employee.

Travel and Entertainment

Expense Policy*

Effective: December 15, 2014

GENERAL GUIDELINES

Employees must file expense reports no later than 5 days following the end of the month in which the expenses are incurred. Payment of reimbursable expenses will be made to the employee within 15 working days of receipt by Accounting. Expenses submitted for reimbursement more than 2 months after being incurred will not be reimbursed.

Cell Phone Use While Driving - Employees must use a hands-free device while driving.

Conference Registration Fees – Conference registration must be approved in advance by VP or above on a case by case basis. Registration fees can be prepaid with a credit card or check through the Accounting Department. Business related banquets or meals that are considered part of the conference can be paid with the registration fees; however, such meals must be deducted from the traveler’s per diem allowance.

* EMPLOYEES WORKING ON GOVERNMENT PROJECTS MUST FOLLOW JOINT TRAVEL REGULATIONS (JTR)

Exhibit 31.1

CERTIFICATION

I, Nadir Ali, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Sysorex Global Holdings Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15-d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2015

/s/ Nadir Ali

Nadir Ali

Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kevin R. Harris, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Sysorex Global Holdings Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15-d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2015

/s/ Kevin R. Harris

Kevin R. Harris

Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

In connection with the periodic report of Sysorex Global Holdings Corp. (the “Company”) on Form 10-Q for the period ended September 30, 2015 as filed with the Securities and Exchange Commission (the “Report”), we, Nadir Ali, Chief Executive Officer (Principal Executive Officer) and Kevin R. Harris, Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: November 13, 2015

/s/ Nadir Ali

Nadir Ali

Chief Executive Officer
(Principal Executive Officer)

/s/ Kevin R. Harris

Kevin R. Harris

Chief Financial Officer
(Principal Financial and Accounting Officer)